File No. _____


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459



APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940


RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
    RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT NY-B

VOYA INSURANCE AND ANNUITY COMPANY
    SEPARATE ACCOUNT B OF VOYA INSURANCE AND ANNUITY COMPANY
    SEPARATE ACCOUNT EQ OF VOYA INSURANCE AND ANNUITY COMPANY
    SEPARATE ACCOUNT U OF VOYA INSURANCE AND ANNUITY COMPANY

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
    VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY VARIABLE ANNUITY ACCOUNT B
    VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY VARIABLE ANNUITY ACCOUNT I


Communications, Notice, and Order to:

J. Neil McMurdie
Senior Counsel
Voya Financial Legal Services
One Orange Way, C2N
Windsor, CT 06095
1-860-580-2824



December 21, 2017


Exhibit Index on Page: 89


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UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the matter of:)	
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RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK)	
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK)	
SEPARATE ACCOUNT NY-B)	
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VOYA INSURANCE AND ANNUITY COMPANY)	
SEPARATE ACCOUNT B OF VOYA INSURANCE AND)	
ANNUITY COMPANY)	
SEPARATE ACCOUNT EQ OF VOYA INSURANCE AND)	APPLICATION FOR AN ORDER
ANNUITY COMPANY)	OF APPROVAL PURSUANT
SEPARATE ACCOUNT U OF VOYA INSURANCE AND)	TO SECTION 26(c) OF THE
ANNUITY COMPANY)	INVESTMENT COMPANY
)	ACT OF 1940
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY)	
VOYA RETIREMENT INSURANCE AND ANNUITY)	
COMPANY VARIABLE ANNUITY ACCOUNT B)	
VOYA RETIREMENT INSURANCE AND ANNUITY)	
COMPANY VARIABLE ANNUITY ACCOUNT I)	
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Investment Company Act of 1940)	
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File No. _____)	
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I - THE APPLICATION

ReliaStar Life Insurance Company of New York, Voya Insurance and Annuity Company, and Voya Retirement Insurance and Annuity Company, (each a "Company" and together, the "Companies"), ReliaStar Life Insurance Company of New York Separate Account NY-B, Separate Account B of Voya Insurance and Annuity Company, Separate Account EQ of Voya Insurance and Annuity Company, Separate Account U of Voya Insurance and Annuity Company, Variable Annuity Account B of Voya Retirement Insurance and Annuity Company and Variable Annuity Account I of Voya Retirement Insurance and Annuity Company (each, an "Account" and together, the "Accounts") hereby submit this Application for an order of the Securities and Exchange Commission (the "Commission"), pursuant to Section 26(c), formerly Section (b), of the Investment Company Act of 1940, as amended (the "1940 Act"). The Companies and the Accounts are collectively referred to herein as the "Applicants."

The Applicants seek an order from the Commission permitting the substitution of securities issued by certain registered investment companies held by the Accounts, which securities support certain in force variable annuity contracts (collectively, the "Contracts") issued by the Companies (the "Substitutions"). More particularly, the Applicants propose to substitute shares of certain series of Voya Investors Trust and Voya Variable Portfolios, Inc. (the "Replacement Funds") for shares of certain series of Voya Investors Trust and Voya Partners, Inc., registered investment companies currently held by subaccounts of the Accounts (the "Existing Funds") as follows:

	Existing Fund	Replacement Fund
1	VY Baron Growth Portfolio – Class S, I	Voya Russell Mid Cap Growth Index Portfolio – Class S, I
2	VY Columbia Contrarian Core Portfolio – Class S	Voya U.S. Stock Index Portfolio – Class S
3	VY Invesco Comstock Portfolio – Class S, I	Voya Russell Large Cap Value Index Portfolio – Class S, I
4	VY T. Rowe Price Equity Income Portfolio – Class S, S2	Voya Russell Large Cap Value Index Portfolio – Class S, I
5	VY JPMorgan Small Cap Core Equity Portfolio – Class S, I, S2	Voya Russell Small Cap Index Portfolio – Class S, I
6	VY T. Rowe Price Growth Equity Portfolio – Class S, I	Voya Russell Large Cap Growth Index Portfolio – Class S, I

II - GENERAL DESCRIPTION OF THE APPLICANTS, THE FUNDS AND THE CONTRACTS

A.   The Companies. Each of the Companies is an indirect, wholly-owned subsidiary of Voya Financial, Inc. ("Voya®"), which is publically traded on the New York Stock Exchange under the symbol "VOYA".

1. ***ReliaStar Life Insurance Company of New York ("ReliaStar NY").*** ReliaStar NY is a stock life insurance company which was incorporated under the laws of the State of New York in 1917. Through an April 1, 2002 merger, ReliaStar NY's operations include the business of First Golden American Life Insurance Company of New York ("First Golden"). ReliaStar NY is principally engaged in the business of issuing life insurance and annuities.

ReliaStar NY is the depositor of Separate Account NY-B, a separate account that is registered with the Commission as a unit investment trust.

2. ***Voya Insurance and Annuity Company ("Voya Insurance").*** Voya Insurance is an Iowa stock life insurance company which was originally organized in 1973 under the insurance laws of Minnesota. Prior to September 1, 2014, Voya Insurance was known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, Voya Insurance was known as Golden American Life Insurance Company ("Golden"). Through January 1, 2004 mergers, Voya Insurance's operations include the business of Equitable Life Insurance Company of Iowa ("Equitable Life"), United Life and Annuity Insurance Company ("United Life and Annuity"), and USG Annuity and Life Company. Voya Insurance is principally engaged in the business of issuing annuities.

Voya Insurance is the depositor of Separate Account B, Separate Account EQ, and Separate Account U, separate accounts that are registered with the Commission as unit investment trusts.

3. ***Voya Retirement Insurance and Annuity Company ("Voya Retirement").*** Voya Retirement is a stock life insurance company organized under the laws of the State of Connecticut in 1976 as Forward Life Insurance Company. Prior to September 1, 2014, Voya Retirement was known as ING Life Insurance and Annuity Company. Through a December 31, 1976 merger, Voya Retirement's operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company). Prior to May 1, 2002, Voya Retirement was known as Aetna Life Insurance and Annuity Company ("Aetna"). Through a December 31, 2005 merger, Voya Retirement's operations include the business of ING Insurance Company of America ("ING America"). Voya Retirement is principally engaged in the business of issuing annuities.

Voya Retirement is the depositor of Variable Annuity Account B and Variable Annuity Account I, separate accounts that are registered with the Commission as unit investment trusts.

B.   The Accounts. Each of the Accounts is a segregated asset account of the Company that is the depositor of such Account, and is registered under the 1940 Act as a unit investment trust. Each of the respective Accounts is used by the Company of which it is a part to support the Contracts that it issues. The following Accounts support Contracts that will be affected by the Substitutions.[1]

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[1] Separate accounts that support variable annuity contracts that will not be affected by the Substitutions are not identified herein.

1. ***ReliaStar Life Insurance Company of New York Separate Account NY-B ("ReliaStar NY NY-B").*** ReliaStar NY NY-B (File No. 811-07935) was established by First Golden in 1996 in accordance with the laws of the State of New York to support certain Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos. 333-85326, 333-85618, 333-115515, 333-139695 and 333-145826).

2. ***Separate Account B of Voya Insurance and Annuity Company ("Voya Insurance B").*** Voya Insurance B (File No. 811-05626) was established by Golden in 1988 in accordance with the laws of the State of Minnesota to support certain Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos. 033-23351, 033-23458, 033-59261, 333-28679, 333-28755, 333-28769, 333-30180, 333-33914, 333-57218, 333-63692, 333-66757, 333-70600, 333-90516, 333-101481, 333-133944 and 333-202174).

3. ***Separate Account EQ of Voya Insurance and Annuity Company ("Voya Insurance EQ").*** Voya Insurance EQ (formerly Equitable Life Insurance Company of Iowa Separate Account A) (File No. 811-08524) was established by Equitable Life in 1988 in accordance with the laws of the State of Iowa to support certain Contracts. Contracts described in the following registration statement will be affected by the Substitutions (File No. 333-111686).

4. ***Separate Account U of Voya Insurance and Annuity Company ("Voya Insurance U").*** Voya Insurance U (formerly United Life and Annuity Separate Account One) (File No. 811-9026) was originally established by United Life and Annuity in 1994 in accordance with the laws of the State of Louisiana to support certain Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos. 333-111684 and 333-111685).

5. ***Voya Retirement Insurance and Annuity Company Variable Annuity Account B ("Voya Retirement B").*** Voya Retirement B (File No. 811-02512) was established by Aetna in 1976 as a continuation of the separate account established in 1974 in accordance with the laws of the State of Arkansas by Aetna Variable Annuity Life Insurance Company to support certain Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos. 033-34370, 333-09515 and 333-56297).

6. ***Voya Retirement Insurance and Annuity Company Variable Annuity Account I ("Voya Retirement I").*** Voya Retirement I (File No. 811-08582) was established by Aetna Insurance Company of America, a subsidiary of Aetna, in 1994 in accordance with the laws of the State of Connecticut to support certain Contracts. Contracts described in the following registration statement will be affected by the Substitutions (File No. 333-130825).

Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate by reference each of the above referenced files to the extent necessary to support and supplement the descriptions and representations set out in this Application.

Each Account is administered and accounted for as part of the general business of the Company of which it is a part. The assets of each Account attributable to the Contracts issued through it are owned by each Company but are held separately from all other assets of that Company for the benefit of the owners of, and persons entitled to benefits under such Contracts. Pursuant to applicable state insurance law and to the extent provided in the Contracts, such assets equal to the reserves and other Contract liabilities with respect to an Account are not chargeable with liabilities arising out of any other business of the Company that is the depositor of the Account. Income, if any, gains and losses, realized or unrealized, from each Account are credited to or charged against the assets of that Account without regard to other income, gains or losses of its Company or any of its other segregated asset accounts. Each Account is a "separate account" as defined by Rule 0-1(e) under the 1940 Act.

Each Account is divided into subaccounts, each of which invests exclusively in shares of an Existing Fund or another registered open-end management investment company. Each registered open-end management investment company has its own distinct investment objective(s) and policies.

Each of the prospectuses for the Contracts discloses that the issuing Company reserves the right, subject to Commission approval and compliance with applicable law, to substitute shares of another registered open-end management investment company for shares of a registered open-end management investment company held by a subaccount of an Account whenever the Company, in its judgment, determines that investment in the registered open-end management investment company no longer suits the purpose of the Contract.

C.   The Existing Funds. The funds listed below are designated as Existing Funds to be replaced with a Replacement Fund as Part of the Substitutions described in this Application. More information about the Existing Funds' fees and expenses, investment objective and policies and historical performance can be found in the Section IV B. below.

1.   ***VY Baron Growth Portfolio.*** The VY Baron Growth Portfolio is a series of the Voya Partners, Inc. ("Voya Partners"), a Maryland corporation registered under the 1940 Act as a registered open-end management investment company (File No. 811-08319) and registered under the 1933 Act on Form N-1A (File No. 333-32575), which was last updated in an effective amendment to the registration statement filed on April 26, 2017.[2] The VY Baron Growth Portfolio is currently offered by prospectus dated May 1, 2017.

Voya Investments serves as the investment adviser for the VY Baron Growth Portfolio. Voya Investments delegates to a subadviser, BAMCO, Inc., a registered investment adviser and a subsidiary of Baron Capital Group, Inc., the responsibility for day-to-day management of the investments of the VY Baron Growth Portfolio, subject to the Voya Investment's oversight.

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[2]   Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

2. ***VY Columbia Contrarian Core Portfolio.*** The VY Columbia Contrarian Core Portfolio is a series of the Voya Partners, a Maryland corporation registered under the 1940 Act as a registered open-end management investment company (File No. 811-08319) and registered under the 1933 Act on Form N-1A (File No. 333-32575), which was last updated in an effective amendment to the registration statement filed on April 26, 2017.[2] The VY Columbia Contrarian Core Portfolio is currently offered by prospectus dated May 1, 2017.

Voya Investments serves as the investment adviser for the VY Columbia Contrarian Core Portfolio. Voya Investments delegates to a subadviser, Columbia Management Investment Advisers, LLC, a registered investment adviser and a wholly-owned subsidiary of Ameriprise Financial, Inc., the responsibility for day-to-day management of the investments of the VY Columbia Contrarian Core Portfolio, subject to the Voya Investment's oversight.

3. ***VY Invesco Comstock Portfolio.*** The VY Invesco Comstock Portfolio is a series of the Voya Partners, a Maryland corporation registered under the 1940 Act as a registered open-end management investment company (File No. 811-08319) and registered under the 1933 Act on Form N-1A (File No. 333-32575), which was last updated in an effective amendment to the registration statement filed on April 26, 2017.[3] The VY Invesco Comstock Portfolio is currently offered by prospectus dated May 1, 2017.

Voya Investments serves as the investment adviser for the VY Invesco Comstock Portfolio. Voya Investments delegates to a subadviser, Invesco Advisers, Inc., a registered investment adviser and a direct subsidiary of Invesco Ltd., the responsibility for day-to-day management of the investments of the VY Invesco Comstock Portfolio, subject to the Voya Investment's oversight.

4. ***VY T. Rowe Price Equity Income Portfolio.*** The VY T. Rowe Price Equity Income Portfolio is a series of the Voya Investors Trust, a Massachusetts business trust registered under the 1940 Act as a registered open-end management investment company (File No. 811-05629) and registered under the 1933 Act on Form N-1A (File No. 333-23512), which was last updated in an effective amendment to the registration statement filed on April 25, 2017.[3] The VY T. Rowe Price Equity Income Portfolio is currently offered by prospectus dated May 1, 2017.

Voya Investments serves as the investment adviser for the VY T. Rowe Price Equity Income Portfolio. Voya Investments delegates to a subadviser, T. Rowe Price Associates, Inc., a registered investment adviser and a wholly-owned subsidiary of T. Rowe Price Group, Inc., the responsibility for day-to-day management of the investments of the VY T. Rowe Price Equity Income Portfolio, subject to the Voya Investment's oversight.

5. ***VY JPMorgan Small Cap Core Equity Portfolio.*** The VY JPMorgan Small Cap Core Equity Portfolio is a series of the Voya Investors Trust, a Massachusetts business trust registered under the 1940 Act as a registered open-end management investment company (File No. 811-05629) and registered under the 1933 Act on Form N-1A (File No. 333-23512), which was last updated in an effective amendment to the registration statement filed on April 25, 2017.[3]

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[3]   Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

The VY JPMorgan Small Cap Core Equity Portfolio is currently offered by prospectus dated May 1, 2017.

Voya Investments serves as the investment adviser for the VY JPMorgan Small Cap Core Equity Portfolio. Voya Investments delegates to a subadviser, J. P. Morgan Investment Management Inc., a registered investment adviser and an indirect wholly-owned subsidiary of JPMorgan Chase & Co., the responsibility for day-to-day management of the investments of the VY JPMorgan Small Cap Core Equity Portfolio, subject to the Voya Investment's oversight.

6. ***VY T. Rowe Price Growth Equity Portfolio.*** The VY T. Rowe Price Growth Equity Portfolio is a series of the Voya Partners, a Maryland corporation registered under the 1940 Act as a registered open-end management investment company (File No. 811-08319) and registered under the 1933 Act on Form N-1A (File No. 333-32575), which was last updated in an effective amendment to the registration statement filed on April 26, 2017.[3] The VY T. Rowe Price Growth Equity Portfolio is currently offered by prospectus dated May 1, 2017.

Voya Investments serves as the investment adviser for the VY T. Rowe Price Growth Equity Portfolio. Voya Investments delegates to a subadviser, T. Rowe Price Associates, Inc., a registered investment adviser and a wholly-owned subsidiary of T. Rowe Price Group, Inc., the responsibility for day-to-day management of the investments of the VY T. Rowe Price Growth Equity Portfolio, subject to the Voya Investment's oversight.

D.   The Replacement Funds. The Replacement Funds are series of Voya Variable Portfolios, Inc. or Voya Investors Trust. More information about each Replacement Fund's fees and expenses, investment objective and policies and historical performance can be found in the Section IV B. below.

1.   **Voya Variable Portfolios, Inc. ("Voya Variable Portfolios").** Voya Variable Portfolios, formerly known as ING Variable Portfolios, Inc. and before that as Aetna Variable Portfolios, Inc., was organized as a Maryland Corporation in 1996. Voya Variable Portfolios is registered under the 1940 Act as an open-end management investment company (File No. 811-05173). It is a series registered open-end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each series included in this substitution application is currently offered by prospectuses dated May 1, 2017. Voya Variable Portfolios has registered these shares under the Securities Act of 1933 (the "1933 Act") on Form N-1A (File No. 333-05173) which was last updated in an effective amendment to the registration statement filed on April 27, 2017.[4]

Voya Investments, LLC ("Voya Investments"), an Arizona limited liability company and an SEC registered investment adviser, serves as the investment adviser to each series of the Voya Variable Portfolios that is a Replacement Fund. Voya Investments maintains its offices at 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258. Effective May 1, 2014, Voya Investments changed its name from ING Investments, LLC in relation to the overall rebranding of Voya and its subsidiaries.

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[4]   Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

Voya Investments, subject to the direction of Voya Variable Portfolios Board of Directors (the "Board of Directors"), has overall responsibility for the management of each series of the Voya Variable Portfolios that is a Replacement Fund. Voya Investments provides or oversees all investment advisory and portfolio management services for each series that is a Replacement Fund and assists in managing and supervising all aspects of the general day-to-day business activities and operations of each series that is a Replacement Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services. Voya Investments delegates to a subadviser, Voya Investment Management Co. LLC ("Voya Investment Management"), an affiliate, the responsibility for day-to-day management of the investments of each series that is a Replacement Fund, subject to the Voya Investment's oversight. Voya Investments also recommends the appointment of additional or replacement sub-advisers to the Board of Directors.

For its services, Voya Investments receives advisory fees from each series that is a Replacement Fund. This fee is calculated for each series based on a percentage of its average net assets. From this advisory fee Voya Investments pays the fees of all sub-advisers.

The following series of Voya Variable Portfolios will be used as Replacement Funds:

1.   Voya Russell Mid Cap Growth Index Portfolio
2.   Voya Russell Large Cap Value Index Portfolio
3.   Voya Russell Small Cap Index Portfolio
4.   Voya Russell Large Cap Growth Index Portfolio

2.   **Voya Investors Trust.** Voya Investors Trust, formerly known as the ING Investors Trust and before that as GCG Trust, was organized as a Massachusetts business trust on August 3, 1988. Voya Investors Trust is registered under the 1940 Act as an open-end management investment company (File No. 811-05629). It is a series investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each series included in this substitution application is currently offered by prospectus dated May 1, 2017. ING Investors Trust has registered these shares under the 1933 Act on Form N-1A (File No. 033-23512) which was last updated in an amendment to the registration statement filed on April 25, 2017.[5]

Voya Investments, subject to the direction of Voya Investors Trust Board of Trustees (the "Board of Trustees"), has overall responsibility for the management of each series of the Voya Investors Trust that is a Replacement Fund. Voya Investments provides or oversees all investment advisory and portfolio management services for each series that is a Replacement Fund and assists in managing and supervising all aspects of the general day-to-day business activities and operations of each series that is a Replacement Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services. Voya Investments delegates to a subadviser, Voya Investment Management Co. LLC, an affiliate, the responsibility for day-to-day management of the investments of each series that is a Replacement Fund, subject to the Voya Investment's oversight. Voya Investments also recommends the appointment of additional or replacement sub-advisers to the Board of Trustees.

For its services, Voya Investments receives advisory fees from each series that is a Replacement Fund. This fee is calculated for each series based on a percentage of its average net assets. From this advisory fee Voya Investments pays the fees of all sub-advisers.

The following series of Voya Investors Trust will be used as a Replacement Fund:

1.   Voya U.S. Stock Index Portfolio

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[5]   Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

E. The Contracts. The terms and conditions, including charges and expenses, applicable to each Contract are described in the registration statements filed with the SEC for each.[6] The Contracts are issued as individual variable annuity contracts. As each Contract is structured, owners of the Contract (each a "Contract Owner") may select one or more of the investment options available under the Contract by allocating premiums and transferring account value to that subaccount of the relevant Account that corresponds to the investment option desired. Thereafter, the account value of the Contract Owner will vary based on the investment experience of the selected subaccount(s). Generally, a Contract Owner may, during the life of each Contract, make unlimited transfers of account values among the subaccounts available under the Contract, subject to any administrative and/or transfer fees applicable under the Contracts and any limits related to frequent or disruptive transfers.

III - DESCRIPTION OF THE PROPOSED SUBSTITUTIONS AND THE RELIEF REQUESTED

A. Summary of the Proposed Substitutions. Subject to the approval of the Commission under Section 26(c) of the 1940 Act, Applicants propose, as set forth in the following chart, to substitute shares of the Replacement Funds for those of the Existing Funds and transfer cash to the Replacement Funds.

	Existing Fund	Replacement Fund	Accounts Holding Existing Fund Assets
1	VY Baron Growth Portfolio – Class S, I	Voya Russell Mid Cap Growth Index Portfolio – Class S, I	ReliaStar NY NY-B, Voya Insurance B, Voya Insurance EQ, Voya Retirement B, Voya Retirement I
2	VY Columbia Contrarian Core Portfolio – Class S	Voya U.S. Stock Index Portfolio – Class S	ReliaStar NY NY-B, Voya Insurance B, Voya Insurance EQ, Voya Retirement B
3	VY Invesco Comstock Portfolio – Class S, I	Voya Russell Large Cap Value Index Portfolio – Class S, I	ReliaStar NY NY-B, Voya Insurance B, Voya Insurance EQ, Voya Insurance U
4	VY T. Rowe Price Equity Income Portfolio – Class S, S2	Voya Russell Large Cap Value Index Portfolio – Class S, I	ReliaStar NY NY-B, Voya Insurance B, Voya Insurance EQ, Voya Retirement B
5	VY JPMorgan Small Cap Core Equity Portfolio – Class S, I, S2	Voya Russell Small Cap Index Portfolio – Class S, I	ReliaStar NY NY-B, Voya Insurance B, Voya Insurance EQ, Voya Retirement B, Voya Retirement I

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[6] See Section II. B. above.

	Existing Fund	Replacement Fund	Accounts Holding Existing Fund Assets
6	VY T. Rowe Price Growth Equity Portfolio – Class S, I	Voya Russell Large Cap Growth Index Portfolio – Class S, I	ReliaStar NY NY-B, Voya Insurance B, Voya Insurance EQ, Voya Retirement B, Voya Retirement I

No brokerage commissions, fees or other remuneration will be paid by any Existing Fund, Replacement Fund or any Contract Owner in connection with the Substitutions.

With respect to the Existing Funds, the Applicants have determined that the investment objectives and the investment policies of the Replacement Funds are similar to those of the corresponding Existing Funds, or each Replacement Fund's underlying portfolio construction and investment results are similar to those of the Existing Fund, and therefore the fundamental investment objectives of those Contract Owners with interests in subaccounts of the Existing Funds (individually, an "Affected Contract Owner" and, collectively, "Affected Contract Owners") will continue to be met after the Substitutions.

Additionally, as is detailed below, the overall expenses of the Replacement Funds are less than those of the corresponding Existing Funds. Applicants believe that, because the Replacement Funds will be offered over a substantially larger asset base than the Existing Funds, there is a potential that Affected Contract Owners will, over time, realize the benefits from additional economies of scale with respect to the advisory fees.

B.   Purposes of the Proposed Substitutions. The principal purposes of the Substitutions are as follows:

1.   *Implement Business Plan*. The Substitutions are another step in the Companies' overall business plan to make the Contracts more efficient to administer and oversee. This plan involves providing funds available through the Contracts that meet certain pricing, performance, and risk guidelines. Regarding pricing and performance, each Replacement Fund has lower fees and expenses than the corresponding Existing Fund with generally comparable performance. Regarding risk, by increasing the number and percentage of index funds available through the Contracts (all of the Replacement Funds are index funds), and consequently the Contract value in those index funds, the Companies' ability to manage the business and hedge for the risks associated with the guarantees provided through the Contracts is improved.

2.   *Reduction of Costs.* The replacement of the Existing Funds, which are actively managed by unaffiliated investment subadvisers, with the Replacement Funds which are each directly managed by an affiliated investment adviser using a passive management approach will allow the Companies to reduce costs by consolidating administration of the Replacement Funds with its other funds. Changes to an Existing Fund by the unaffiliated subadviser now come unexpectedly and may require significant attention by the Existing Fund's Board of Directors or Board of Trustees, as applicable, and corresponding product amendments, regulatory filings and/or immediate notification to Contract Owners. Such changes can be reduced and better planned or anticipated for the Replacement Funds so that costs are reduced by including any changes with other routine regulatory filings and mailings regularly sent to Contract Owners.

3.   ***Due Diligence.*** The Companies have an on-going fund due diligence process through which they select, evaluate and monitor the funds available through the Contracts. This process contributes to the Companies' ability to have competitive products and services and assist their customers in meeting their financial goals. The Substitutions will allow the Companies to respond to expense, performance and management matters that they have identified in their due diligence review of the funds available through the Contracts.

C.   Implementation. Applicants will affect the Substitutions as soon as practicable following the issuance of the requested order. As of the effective date of the Substitutions ("Effective Date"), shares of the Existing Funds will be redeemed for cash. The Companies, on behalf of each Existing Fund subaccount of each relevant Account, will simultaneously place a redemption request with each Existing Fund and a purchase order with the corresponding Replacement Fund so that the purchase of Replacement Fund shares will be for the exact amount of the redemption proceeds. Thus, Contract values will remain fully invested at all times. The proceeds of such redemptions will then be used to purchase the appropriate number of shares of the applicable Replacement Fund.

The Substitutions will take place at relative net asset value (in accordance with Rule 22c-1 under the 1940 Act) with no change in the amount of any Affected Contract Owner's contract value, cash value, accumulation value, account value or death benefit or in dollar value of his or her investment in the applicable Accounts. No brokerage commissions, fees or other remuneration will be paid by either the Existing Funds or the Replacement Funds or by Affected Contract Owners in connection with the Substitutions. The transaction comprising the Substitutions will be consistent with the policies of each registered open-end management investment company involved and with the general purposes of the 1940 Act.

Affected Contract Owners will not incur any fees or charges as a result of the Substitutions nor will their rights or the Companies' obligations under the Contracts be altered in any way. The Companies or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitutions will not impose any tax liability on Affected Contract Owners. The Substitutions will not cause the Contract fees and charges currently being paid by Affected Contract Owners to be greater after the Substitutions than before the Substitutions. Also, as described more fully below, after notification of the Substitutions and for 30 days after the Effective Date, Affected Contract Owners may reallocate the subaccount value of an Existing Fund to any other investment option available under their Contract without incurring any administrative costs or allocation (transfer) charges.

All Affected Contract Owners will be notified of this Application by means of supplements to the Contract prospectuses shortly after the date the Application is first filed with the Commission. Among other information regarding the Substitutions, the supplements will inform Affected Contract Owners that beginning on the date of the supplements the Companies will not exercise any rights reserved by them under the Contracts to impose restrictions or fees on transfers from an Existing Fund (other than restrictions related to frequent or disruptive transfers) until at least 30 days after the Effective Date of the Substitutions. Following the date the order requested by this Application is issued, but at least 30 days before the Effective Date,

Affected Contract Owners will receive a second supplement to the Contract prospectuses setting forth the intended Substitution of Existing Funds with Replacement Funds, the intended Effective Date of the Substitutions and advising Affected Contract Owners of their right, if they so choose, at any time during the period beginning 30 days before the Effective Date through at least 30 days following the Effective Date, to reallocate or withdraw accumulated value in the Existing Fund subaccounts under their Contracts or otherwise terminate their interest therein in accordance with the terms and conditions of their Contracts. If Affected Contract Owners reallocate account value during this 60-day period, there will be no charge for the reallocation of accumulated value from the Existing Fund subaccounts and the reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contract on transfers. The Companies will not exercise any right they may have under the Contracts to impose additional restrictions or fees on transfers from an Existing Fund under the Contracts (other than restrictions related to frequent or disruptive transfers) for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date of the Substitutions. Additionally, all Affected Contract Owners will be sent prospectuses of the applicable Replacement Funds at least 30 days before the Effective Date of the Substitutions.

Within five (5) business days after the Effective Date, Affected Contract Owners will be sent a written confirmation ("Post-Substitution Confirmation") indicating that shares of each applicable Existing Fund have been redeemed and that the shares of the corresponding Replacement Fund have been substituted. The Post-Substitution Confirmation will show how the allocation of the Contract Owner's account value before and immediately following the Substitutions have changed as a result of the Substitutions and detail the transactions effected on behalf of the respective Affected Contract Owner because of the Substitutions.

D.   Relief Requested. Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Substitutions.

IV - APPLICANTS' ANALYSIS IN SUPPORT OF REQUEST FOR AN ORDER PURSUANT TO SECTION 26(c) OF THE 1940 ACT

A.   Relevant Statutory Provisions. Section 26(c) of the 1940 Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 26(c) was added to the 1940 Act by the Investment Company Amendments Act of 1970 then as Section 26(b). Prior to enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust's security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted fund,[7] recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.[8]

Congress responded to the Commission's concerns by enacting Section 26(b) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

> The proposed amendment recognizes that in case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and provisions of the 1940 Act.[9]

The substitution of shares held by each Account, as described above, appears to involve a substitution of securities within the meaning of Section 26(c) of the 1940 Act.[10] Applicants assert that the terms and conditions of the Substitutions meet the standards set forth in Section 26(c) and that the replacement of an Existing Fund with the corresponding Replacement Fund is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants generally submit that the Substitutions meet the standards that the Commission and its staff have applied to similar substitutions that have been approved in the past.[11] Applicants therefore request an order from the Commission pursuant to Section 26(c) approving the Substitutions.

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[7] In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(b) in order to specifically address substitutions by unit investment trusts that previously had been scrutinized under Section 11 of the 1940 Act. *See* House Committee Interstate and Foreign Commerce, Report on the Securities and Exchange Commission on Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

[8] See *id*.

[9] S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969), reprinted in 1970 U.S. Code Cong. & Admin. News 4897, 4936 (1970).

[10] While Section 26(b), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(b) to apply to "a substitution of securities in any *subaccount* of a registered separate account." *Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons*, Investment Company Act Rel. No. 12678 (Sept. 21, 1982) (emphasis added).

[11] See*, e.g. Lincoln National Life Company, et al.*, (File No. 812-14063), Investment Company Act Release No. 30517 (May 14, 2013)(Order); *AXA Equitable Life Insurance Company, et al.,* (File No. 812-14036), Investment Company Act Release No. 30405 (February 26, 2013)(Order); *New York Life Insurance and Annuity Corporation, et al.*, (File No. 812-13903), Investment Company Act Release No. 29947 (February 14, 2012)(Order); *Allianz Life Insurance Company of North America, et al.*, (File No. 812-13821), Investment Company Act Release No. 29716 (July 6, 2011)(Order); *AXA Equitable Life Insurance Company, et al.*, (File No. 812-13686), Investment Company Act Release No. 29372 (July 29, 2010)(Order); *Nationwide Life*

B.   Comparison of Fees and Expenses, Investment Objectives, Strategies and Risks, Expense Ratios and Total Return. At the time of the Substitutions the overall fees and expenses of each Replacement Fund will be less than those assessed by the corresponding Existing Fund. [12] For each substitution, the share class of the Replacement Fund will be the same as the share class of the Existing Fund, except for those Contracts that already offer a cheaper share class of the Replacement Fund, the Substitutions will be into the cheaper share class rather than the same share class.

Furthermore, each Replacement Fund has investment objectives and investment strategies that are similar to those of the corresponding Existing Fund, or each Replacement Fund's underlying portfolio construction and investment results are similar to those of the corresponding Existing Fund. Accordingly, the Applicants believe that the fundamental investment objectives of the Affected Contract Owners will continue to be met after the Substitutions.

Comparative information regarding fees and expenses (including management fee breakpoints),[13] investment objectives and strategies, expense ratios and total return for the proposed Substitutions is as follows.

Insurance Company, et al., (File No. 812-13495), Investment Company Act Release No 28815 (July 8, 2009)(Order); *Riversource Life Insurance Company, et al*., (File No. 812-13492), Investment Company Act Release No. 28575 (December 30, 2008)(Order); *ING USA Annuity and Life Insurance Company, et al.,* (File No. 812-13466), Investment Company Act Release No. 28285 (May 23, 2008) (Order); *ING Life Insurance and Annuity Company, et al.,* (File No. 812-13361), Investment Company Act Release No. 27885 (July 16, 2007) (Order); *ING Life Insurance and Annuity Company, et al.,* (File No. 812-13260), Investment Company Act Release No. 27445 (August 15, 2006) (Order); *ING USA Annuity and Life Insurance Company, et al.,* (File No. 812-13148), Investment Company Act Release No. 27052 (August 30, 2005) (Order); *ING Life Insurance and Annuity Company, et al.,* (File No. 812-13101), Investment Company Act Release No. 26711 (December 20, 2004) (Order); *Security Life of Denver Insurance Company, et al.,* (File No. 812-11010), Investment Company Act Release No. 23291 (June 29, 1998) (Order).

[12]   For two years following the Effective Date of the Substitutions the net annual expenses of each Replacement Fund will not exceed the net annual expenses of the corresponding Existing Fund as of that Fund's most recent fiscal year. To achieve this limitation, the Replacement Fund's investment adviser will waive fees or reimburse the Replacement Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Companies will not increase the Contract fees and charges including asset based charges such as mortality expense risk charges deducted from the subaccounts that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Effective Date of the Substitutions.

[13]   The tables show the operating expenses for the Replacement Fund and the Existing Fund as a ratio of expenses to average daily net assets. Unless otherwise noted, the fees and expenses of the Replacement Fund and the Existing Fund are based on net assets as of June 30, 2017.

1.   *Voya Russell Mid Cap Growth Index Portfolio for the VY Baron Growth Portfolio.*

a. **Fees and Expenses.** The comparative fees and expenses for each fund in this proposed substitution as of the most recently published shareholder report dated June 30, 2017, are as follows:

		Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Existing Fund VY Baron Growth Portfolio	**Class S** 0.95%	0.25%	N/A	0.03%	1.23%	0.00%	1.23%
	Class I 0.95%	0.00%	N/A	0.03%	0.98%	0.00%	0.98%
Replacement Fund Voya Russell Mid Cap Growth Index Portfolio	**Class S** 0.50%	0.25%	N/A	0.06%	0.81%	-0.13%	0.68%
	Class I 0.50%	0.00%	N/A	0.06%	0.56%	-0.13%	0.43%

b. **Breakpoint Information.** The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		**Replacement Fund**	
VY Baron Growth Portfolio		**Voya Russell Mid Cap Growth Index Portfolio**	
Total Net Expenses: 1.23% - Class S 0.98% - Class I		Total Net Expenses: 0.68% - Class S 0.43% - Class I	
Management Fee: 0.95%		Management Fee: 0.50%	
Management Fee Breakpoints		**Management Fee Breakpoints**	
0.950%	First $1B	0.500%	First $500M
0.925%	Next $1B	0.480%	Next $500M
0.900%	Thereafter	0.460%	Thereafter
0.950%	**Blended**	**0.4969%**	**Blended**

c. **Investment Objectives, Strategies and Risks.** A comparison of the investment objectives, strategies and risks from the prospectus of each fund in this proposed substitution is as follows:

Existing Fund	Replacement Fund
VY Baron Growth Portfolio	**Voya Russell Mid Cap Growth Index Portfolio**
Investment Objective – The Portfolio seeks capital appreciation.	**Investment Objective –** The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index ("Index").
Principal Investment Strategies – The Portfolio invests for the long term primarily in equity securities in the form of common stock of small-sized growth companies. The Sub-Adviser ("Sub-Adviser") defines small-sized companies as those, at the time of purchase, with market capitalizations up to the largest market cap stock in the Russell 2000® Growth Index at reconstitution, or companies with market capitalizations up to $2.5 billion, whichever is larger. The Portfolio will not sell positions just because their market values have increased. Because of its long-term approach, the Portfolio could have a significant percentage of its assets invested in securities that have appreciated beyond their market capitalizations at the time of the Portfolio's investment. The Portfolio may invest up to 20% of its assets in foreign securities, including American Depositary Receipts. The Portfolio may also invest in real estate-related securities, including real estate investment trusts. The Portfolio may invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act"). The Sub-Adviser seeks to invest in businesses it believes have significant opportunities for	**Principal Investment Strategies –** Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds that track the index. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all or substantially all of its assets in these securities. The Portfolio currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index. The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act"). The Index is an unmanaged index that measures the performance of the mid-cap growth segment

growth, sustainable competitive advantages, strong, visionary management, and an attractive valuation. The Portfolio purchases stocks that the Sub-Adviser believes are undervalued relative to their businesses' long-term growth prospects, future cash flows and asset values. The Sub-Adviser seeks to invest in businesses before their long-term growth prospects are appreciated by other investors. The Portfolio may make significant investments in companies in which the Sub-Adviser has great conviction. The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others. The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33⅓% of its total assets.	of the U.S. equity universe. The Index includes those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. The market capitalization of companies within the Index will change with market conditions. The market capitalization of companies in the Index as of December 31, 2016 ranged from $641 million to 57.5 billion. As of February 28, 2017, portions of the Index were focused in the consumer discretionary sector, the healthcare sector, the information technology sector, and the industrials sector. The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index. The sub-adviser ("Sub-Adviser") may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons. The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33⅓% of its total assets.
Principal Risks – You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds. **Company:** The price of a company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and judgments, or business challenges. If a company	**Principal Risks** – You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds. **Company:** The price of a company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and judgments, or business challenges. If a company

declares bankruptcy or becomes insolvent, its stock could become worthless.

Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives.

Growth Investing: Prices of growth stocks are more sensitive to investor perceptions of the issuing company's growth potential and may fall quickly and significantly if investors suspect that actual growth may be less than expected. There is a risk that funds that invest in growth-oriented stocks may underperform other funds that invest more broadly. Growth stocks tend to be more volatile than value stocks, and may underperform the market as a whole over any given time period.

Other Investment Companies: The main risk of investing in other investment companies, including exchange-traded funds ("ETFs"), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as

declares bankruptcy or becomes insolvent, its stock could become worthless.

Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives.

Growth Investing: Prices of growth stocks are more sensitive to investor perceptions of the issuing company's growth potential and may fall quickly and significantly if investors suspect that actual growth may be less than expected. There is a risk that funds that invest in growth-oriented stocks may underperform other funds that invest more broadly. Growth stocks tend to be more volatile than value stocks, and may underperform the market as a whole over any given time period.

Other Investment Companies: The main risk of investing in other investment companies, including exchange-traded funds ("ETFs"), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as those of the Portfolio; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Portfolio is typically subject.

Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Securities Lending: Securities lending involves two primary risks: "investment risk" and "borrower default risk." When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio's other risks.

Currency: To the extent that the Portfolio invests directly or indirectly in foreign (non-U.S.) currencies or in securities denominated in, or that trade in, foreign (non-U.S.) currencies, it is subject to the risk that those foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged by

those of the Portfolio; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Portfolio is typically subject.

Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Securities Lending: Securities lending involves two primary risks: "investment risk" and "borrower default risk." When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio's other risks.

Convertible Securities: Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

the Portfolio through foreign currency exchange transactions.

Foreign Investments: Investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies due to: smaller markets; differing reporting, accounting, and auditing standards; nationalization, expropriation, or confiscatory taxation; foreign currency fluctuations, currency blockage, or replacement; potential for default on sovereign debt; or political changes or diplomatic developments, which may include the imposition of economic sanctions or other measures by the United States or other governments and supranational organizations. Markets and economies throughout the world are becoming increasingly interconnected, and conditions or events in one market, country or region may adversely impact investments or issuers in another market, country or region.

Real Estate Companies and Real Estate Investment Trusts ("REITs"): Investing in real estate companies and REITs may subject the Portfolio to risks similar to those associated with the direct ownership of real estate, including losses from casualty or condemnation, changes in local and general economic conditions, supply and demand, market interest rates, zoning laws, regulatory limitations on rents, property taxes, and operating expenses in addition to terrorist attacks, war, or other acts that destroy real property. Investments in REITs are affected by the management skill and creditworthiness of the REIT. The Portfolio will indirectly bear its proportionate share of expenses, including management fees, paid by each REIT in which it invests.

Small-Capitalization Company: Investments in small-capitalization companies may involve greater risk than is customarily associated with larger, more established companies due to the greater business risks of a limited operating history, small size, limited markets and financial

Credit: The price of a bond or other debt instrument is likely to fall if the issuer's actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay its financial obligations altogether.

Derivative Instruments: Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. When used as an alternative or substitute for direct cash investments, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Focused Investing: To the extent that the Portfolio's index is substantially composed of securities in a particular industry, sector, market segment, or geographic area, the Portfolio will allocate its investments to approximately the same extent as the index. As a result, the Portfolio may be subject to greater market fluctuation than a fund that is more broadly invested. Economic conditions, political or regulatory conditions, or natural or other disasters affecting the particular industry, sector, market segment, or geographic area in which the Portfolio focuses its investments will have a greater effect on the Portfolio, and if securities of a particular industry, sector, market segment, resources, narrow product lines, less management depth and more reliance on key personnel. The securities of smaller companies are subject to liquidity risk as they are often traded over-the-counter and may not be traded in volume typical on a national securities exchange.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

or geographic area as a group fall out of favor the Portfolio could underperform, or be more volatile than, funds that have greater diversification.

Index Strategy: The index selected may underperform the overall market. To the extent the Portfolio seeks to track the index's performance, the Portfolio will not use defensive strategies or attempt to reduce its exposure to poor performing securities in the index. To the extent the Portfolio's investments track its target index, such Portfolio may underperform other funds that invest more broadly. The correlation between the Portfolio's performance and index performance may be affected by the Portfolio's expenses and the timing of purchases and redemptions of the Portfolio's shares. In addition, the Portfolio's actual holdings might not match the index and the Portfolio's effective exposure to index securities at any given time may not precisely correlate.

Interest Rate: With bonds and other fixed rate debt instruments, a rise in market interest rates generally causes values to fall; conversely, values generally rise as market interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate paid by the securities is a floating rate, which generally will decrease when the market rate of interest to which the inverse security is indexed increases and will increase when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, market interest rates in the United States are at or near historic lows, which may increase the Portfolio's exposure to risks associated with rising market interest rates. Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For funds that invest in fixed-income securities, an increase in market interest rates may lead to increased redemptions and increased portfolio turnover, which could

	reduce liquidity for certain investments, adversely affect values, and increase costs. Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and potential future changes in government policy may affect interest rates. **Mid-Capitalization Company:** Investments in mid-capitalization companies may involve greater risk than is customarily associated with larger, more established companies due to the greater business risks of a limited operating history, smaller size, limited markets and financial resources, narrow product lines, less management depth, and more reliance on key personnel. Consequently, the securities of mid-capitalization companies may have limited market stability and may be subject to more abrupt or erratic market movements than securities of larger, more established growth companies or the market averages in general. *An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.*

d. **Comparison.** The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a mid-cap growth equity portfolio that exhibits a high correlation to the other with similar weighted average holdings from a Morningstar style box perspective, risks and investment results. Each falls within the Morningstar Mid-Cap Growth style box. The differences between the Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with similar benchmarks and principal investment strategies as there is significant investment flexibility within those constraints.

The Existing Fund's investment objective is capital appreciation, and the Replacement Fund seeks to track the Russell Midcap Growth Index (the "Index"). Under normal circumstances, the Existing Fund invests for the long term primarily in equity securities in the form of common stock of small-sized companies. The manager(s) of the Existing Fund purchase stocks that they believe are undervalued relative to their businesses' long-term growth prospectus, future cash flows, and asset values. The Replacement Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Index. Under normal market conditions, the Replacement Fund invests at least 80% of its net assets in equity securities of companies, which are at the time of purchase, included in the Index. The Index is an unmanaged index that measures the performance of the mid-cap growth segment of the U.S. equities universe represented by those Russell MidCap Index companies with higher price-to-book ratios and higher forecasted growth values. The manager(s) of the Replacement Fund employ a "passive management" approach (replication method) designed to track the performance and holding characteristics of the Index.

With respect to the Existing Fund's and Replacement Fund's investment objectives, each seeks to achieve some form of capital appreciation. The Replacement Fund, as an index fund, focuses on an index replication due to its passive nature.

Even though there is no overlap of these benchmark holdings, over the past five years there is an 89% correlation in the monthly returns between the Existing Fund's benchmark and the Replacement Fund's benchmark. Additionally, there is a 91% correlation between the monthly returns of the Existing Fund and Replacement Fund. This means that the returns tend to move in a similar direction to each other, and this has a similar effect on the actual returns of the Existing Fund and the Replacement Fund. As shown in the performance tables below, during the three- and five-year periods the Replacement Portfolio has exhibited better performance to the Existing Portfolio at a meaningfully lower expense ratio.

To summarize, the Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally both are primarily a mid-cap growth equity portfolios that exhibit a high correlation to the other such that each Affected Contract Owner's fundamental investment objectives will continue to be met after the Substitution.

     e. **Expense Ratios and Total Return.** The net expense ratios and total return figures for each fund in this proposed substitution are as follows:

	Net Expense Ratio(1)	1 Year(2)	3 Years(2)	5 Years(2)	10 Years(2)	(Inception Date) Since Inception(2)
Existing Fund VY Baron Growth Portfolio	Class S 1.23%	20.70%	9.14%	12.78%	7.77%	(5/1/2002) 9.86%
	Class I 0.98%	21.02%	9.42%	13.06%	8.03%	5/1/2002 10.13%
Replacement Fund Voya Russell Mid Cap Growth Index Portfolio	Class S 0.68%	17.05%	9.30%	13.48%	N/A	5/1/2009 15.89%
	Class I 0.43%	17.34%	9.57%	13.75%	N/A	5/1/2009 16.16%

(1) As of the most recently published shareholder report dated June 30, 2017.
(2) As of September 30, 2017.

The Replacement Fund has outperformed the Existing Fund over the three-year and five-year periods. The Replacement Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Affected Contract Owners to materially greater risks than before the Substitution.

      f. Post Substitution Net Assets. The estimated net assets of the Voya Russell Mid Cap Growth Index Portfolio – Class S and I immediately following the proposed substitution will be approximately $610,410,669 and $14,314,592, respectively. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($283,506,946 for Class S and $14,191,482 for Class I) plus the corresponding Existing Fund's actual net assets invested in the Accounts as of September 30, 2017 ($326,903,723 for Class S and $123,110 for Class I).

2. *Voya U.S. Stock Index Portfolio for the VY Columbia Contrarian Core Portfolio.*

a. **Fees and Expenses.** The comparative fees and expenses for each fund in this proposed substitution as of the most recently published shareholder report dated June 30, 2017, are as follows:

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Existing Fund VY Columbia Contrarian Core Portfolio	**Class S** 0.90%	0.25%	N/A	0.04%	1.19%	-0.23%	0.96%
Replacement Fund Voya U.S. Stock Index Portfolio	**Class S** 0.26%	0.25%	N/A	0.01%	0.52%	-0.01%	0.51%

b. **Breakpoint Information.** The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund	Replacement Fund
VY Columbia Contrarian Core Portfolio	**Voya U.S. Stock Index Portfolio**
Total Net Expenses: 0.96% - Class S	Total Net Expenses: 0.51% - Class S
Management Fee: 0.90%	Management Fee: 0.26%
Management Fee Breakpoints	**Management Fee Breakpoints**
0.900% First $500M 0.850% Next $500M 0.800% Thereafter **0.900% Blended**	0.260% On all assets

c. **Investment Objectives, Strategies and Risks.** A comparison of the investment objectives, strategies and risks from the prospectus of each fund in this proposed substitution is as follows:

Existing Fund	Replacement Fund
VY Columbia Contrarian Core Portfolio	**Voya U.S. Stock Index Portfolio**
Investment Objective – The Portfolio seeks total return consisting of long-term capital appreciation and current income.	**Investment Objective –** The Portfolio seeks total return.
Principal Investment Strategies – Under normal market conditions, the Portfolio invests at least 80% of its net assets in common	**Principal Investment Strategies –** Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus

stocks. In addition, under normal market conditions, the Portfolio invests at least 80% of its net assets in equity securities of U.S. companies that have large market capitalizations (generally over $2 billion) that the sub-adviser ("Sub-Adviser") believes are undervalued and have the potential for long-term growth and current income.

The Portfolio may also invest up to 20% of its net assets in foreign securities. The Portfolio may invest directly in foreign securities or indirectly through depositary receipts. The Portfolio may from time to time emphasize one or more sectors in selecting its investments, including the financial services sector and the information technology and technology-related sector.

The Portfolio may invest in derivatives such as futures, forward foreign currency exchange contracts, options and swap contracts, including credit default swaps. The Portfolio may use derivative instruments for both hedging and non-hedging purposes, including, for example, to produce incremental earnings, to hedge existing positions, to provide a substitute for a position in an underlying asset, to increase or reduce market or credit exposure, or to increase flexibility.

The Portfolio may invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act").

The Sub-Adviser combines fundamental and quantitative analysis with risk management in identifying investment opportunities and constructing the Portfolio's portfolio. In selecting investments, the Sub-Adviser considers, among other factors:
• Various measures of valuation, including price-to-cash flow, price-to-earnings, price-to-sales, price-to-book value and discounted cash flow. The Sub-Adviser believes that companies with lower valuations are

borrowings for investment purposes) in equity securities of companies included in the S&P 500® Index ("Index") or equity securities of companies that are representative of the Index (including derivatives). The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy.

The Portfolio invests principally in common stock and employs a "passive management" approach designed to track the performance of the Index, which is comprised of stocks of large U.S. companies. The Portfolio usually attempts to replicate the performance of the Index by investing all, or substantially all, of its assets in stocks that make up the Index. The replication method implies that the Portfolio holds each security found in its target index in approximately the same proportion as represented in the Index itself.

Under certain circumstances, the Portfolio may not hold all of the same securities as the Index. The Portfolio may also invest in stock index futures and other derivatives as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position.

In the event that the Portfolio's market value is $50 million or less, in order to replicate investment in stocks listed on the Index, the sub-adviser ("Sub-Adviser") may invest the entire amount of the Portfolio's assets in index futures, in exchange-traded funds ("ETFs"), or in a combination of index futures and ETFs, subject to any limitation on the Portfolio's investments in such securities.

The Portfolio may invest in other investment companies, including ETFs, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act").

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to

generally more likely to provide opportunities for capital appreciation; • Potential indicators of stock price appreciation, such as anticipated earnings growth, company restructuring, changes in management, business model changes, new product opportunities, or anticipated improvements in macroeconomic factors; • The financial condition and management of a company, including its competitive position, the quality of its balance sheet and earnings, its future prospects, and the potential for growth and stock price appreciation; and/or • Overall economic and market conditions. The Sub-Adviser may sell a security when the security's price reaches a target set by the Sub-Adviser; if the Sub-Adviser believes that there is deterioration in the issuer's financial circumstances or fundamental prospects; if other investments are more attractive; or for other reasons. The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33⅓% of its total assets.	be more promising, among others. The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33⅓% of its total assets.
Principal Risks – You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds. **Company:** The price of a company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless. **Derivative Instruments:** Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in	**Principal Risks** – You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds. **Company:** The price of a company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless. **Derivative Instruments:** Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in

market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. When used as an alternative or substitute for direct cash investments, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other

market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. When used as an alternative or substitute for direct cash investments, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other

asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives. **Market Capitalization:** Stocks fall into three broad market capitalization categories - large, mid, and small. Investing primarily in one category carries the risk that, due to current market conditions, that category may be out of favor with investors. If valuations of large-capitalization companies appear to be greatly out of proportion to the valuations of mid- or small-capitalization companies, investors may migrate to the stocks of mid- and small-sized companies causing a fund that invests in these companies to increase in value more rapidly than a fund that invests in larger companies. Investing in mid and small-capitalization companies may be subject to special risks associated with narrower product lines, more limited financial resources, smaller management groups, more limited publicly available information, and a more limited trading market for their stocks as compared with larger companies. As a result, stocks of mid- and small-capitalization companies may be more volatile and may decline significantly in market downturns. **Other Investment Companies:** The main risk of investing in other investment companies, including exchange-traded funds ("ETFs"), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as those of the Portfolio; as a result, an investment in the other investment companies may be	asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives. **Market Capitalization:** Stocks fall into three broad market capitalization categories - large, mid, and small. Investing primarily in one category carries the risk that, due to current market conditions, that category may be out of favor with investors. If valuations of large-capitalization companies appear to be greatly out of proportion to the valuations of mid- or small-capitalization companies, investors may migrate to the stocks of mid- and small-sized companies causing a fund that invests in these companies to increase in value more rapidly than a fund that invests in larger companies. Investing in mid and small-capitalization companies may be subject to special risks associated with narrower product lines, more limited financial resources, smaller management groups, more limited publicly available information, and a more limited trading market for their stocks as compared with larger companies. As a result, stocks of mid- and small-capitalization companies may be more volatile and may decline significantly in market downturns. **Other Investment Companies:** The main risk of investing in other investment companies, including exchange-traded funds ("ETFs"), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as those of the Portfolio; as a result, an investment in the other investment companies may be

subject to additional or different risks than those to which the Portfolio is typically subject.

Securities Lending: Securities lending involves two primary risks: "investment risk" and "borrower default risk." When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio's other risks.

Credit Default Swaps: The Portfolio may enter into credit default swaps, either as a buyer or a seller of the swap. A buyer of a swap pays a fee to buy protection against the risk that a security will default. If no default occurs, the Portfolio will have paid the fee, but typically will recover nothing under the swap. A seller of a swap receives payment(s) in return for an obligation to pay the counterparty the full notional value of a security in the event of a default of the security issuer. As a seller of a swap, the Portfolio would effectively add leverage to its portfolio because, in addition to its total net assets, the Portfolio would be subject to investment exposure on the full notional value of the swap. Credit default swaps are particularly subject to counterparty, credit, valuation, liquidity and leveraging risks and the risk that the swap may not correlate as expected. Certain standardized swaps are subject to mandatory central clearing. Central clearing is expected to reduce counterparty credit risk and increase liquidity; however, there is no assurance that they will achieve that result, and in the meantime, central clearing and related requirements expose the Portfolio to new kinds of costs and risks. In addition, credit default swaps expose the Portfolio to the risk of improper valuation.

subject to additional or different risks than those to which the Portfolio is typically subject.

Securities Lending: Securities lending involves two primary risks: "investment risk" and "borrower default risk." When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio's other risks.

Index Strategy: The index selected may underperform the overall market. To the extent the Portfolio seeks to track the index's performance, the Portfolio will not use defensive strategies or attempt to reduce its exposure to poor performing securities in the index. To the extent the Portfolio's investments track its target index, such Portfolio may underperform other funds that invest more broadly. The correlation between the Portfolio's performance and index performance may be affected by the Portfolio's expenses and the timing of purchases and redemptions of the Portfolio's shares. In addition, the Portfolio's actual holdings might not match the index and the Portfolio's effective exposure to index securities at any given time may not precisely correlate.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

Currency: To the extent that the Portfolio invests directly or indirectly in foreign (non-U.S.) currencies or in securities denominated in, or that trade in, foreign (non-U.S.) currencies, it is subject to the risk that those foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged by the Portfolio through foreign currency exchange transactions.

Focused Investing: To the extent that the Portfolio invests a substantial portion of its assets in securities related to a particular industry, sector, market segment, or geographic area, its investments will be sensitive to developments in that industry, sector, market segment, or geographic area. The Portfolio is subject to the risk that changing economic conditions; changing political or regulatory conditions; or natural and other disasters affecting the particular industry, sector, market segment, or geographic area in which the Portfolio focuses its investments could have a significant impact on its investment performance and could ultimately cause the Portfolio to underperform, or its net asset value to be more volatile than, other funds that invest more broadly.

Foreign Investments: Investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies due to: smaller markets; differing reporting, accounting, and auditing standards; nationalization, expropriation, or confiscatory taxation; foreign currency fluctuations, currency blockage, or replacement; potential for default on sovereign debt; or political changes or diplomatic developments, which may include the imposition of economic sanctions or other measures by the United States or other governments and supranational organizations. Markets and economies throughout the world are becoming increasingly interconnected, and conditions or events in one market, country or region may adversely impact investments or issuers in another market, country or region.

Growth Investing: Prices of growth stocks are more sensitive to investor perceptions of the issuing company's growth potential and may fall quickly and significantly if investors suspect that actual growth may be less than expected. There is a risk that funds that invest in growth-oriented stocks may underperform other funds that invest more broadly. Growth stocks tend to be more volatile than value stocks, and may underperform the market as a whole over any given time period.

Investment Model: A manager's proprietary model may not adequately allow for existing or unforeseen market factors or the interplay between such factors. Portfolios that are actively managed, in whole or in part, according to a quantitative investment model can perform differently from the market as a whole based on the investment model and the factors used in the analysis, the weight placed on each factor, and changes from the factors' historical trends. Issues in the construction and implementation of the investment models (including, for example, data problems and/or software issues) may create errors or limitations that might go undetected or are discovered only after the errors or limitations have negatively impacted performance. There is no guarantee that the use of these investment models will result in effective investment decisions for the Portfolio.

Value Investing: Securities that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in market interest rates, corporate earnings and industrial production. The manager may be wrong in its assessment of a company's value and the securities the Portfolio holds may not

reach their full values. A particular risk of the Portfolio's value approach is that some holdings may not recover and provide the capital growth anticipated or a security judged to be undervalued may actually be appropriately priced. The market may not favor value-oriented securities and may not favor equities at all. During those periods, the Portfolio's relative performance may suffer. There is a risk that funds that invest in value-oriented stocks may underperform other funds that invest more broadly. *An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.*	

        d. **Comparison.** The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks, and risks, fundamentally each is primarily a large-cap equity portfolio that has exhibited a high correlation to the other from a Morningstar style box perspective, risks and investment results. Each falls within the Morningstar Large Blend style box. The Applicants note that the Existing Fund has been managed by Columbia under the current strategy since May 1, 2013 but that the Columbia Contrarian Core Fund (which is advised by Columbia in the same strategy as the Existing Fund) and the Replacement Fund have resided within the Morningstar Large Blend fund category, without exception, for at least the past 10 years. As of September 30, 2017, 71 of the Existing Fund's 76 stock holdings were constituents of the Replacement Fund. The differences between the Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with substantially similar benchmarks and principal investment strategies, as there is significant investment flexibility within those constraints.

        Both the Existing Fund's and Replacement Fund's investment objective is to seek total return. Under normal market conditions, the Existing Fund invests at least 80% of its net assets in equity securities of U.S. companies with large (generally over $2 billion) market capitalizations that the investment team believes are undervalued and have the potential for long-term growth and current income. The managers of the Existing Fund combine fundamental and quantitative analysis with risk management in identifying investment opportunities and constructing a portfolio. Under normal market conditions, the Replacement Fund invests at least 80% of its net assets in equity securities of companies included in the S&P 500 Index (the "Index"). The Index is an unmanaged index that measures the performance of the large-cap segment of the U.S. equity universe. The Index includes 500 leading companies and captures approximately 80% coverage of available market capitalization. The manager(s) of the Replacement Fund use a "passive management" approach (replication method) designed to track the performance and holding characteristics of the Index.

With respect to the Existing Fund's and Replacement Fund's investment objective, each seeks total return. The Replacement Fund, as an index fund, focuses on an index replication due to its passive nature.

Furthermore, while the listed principal investment strategies of the Existing Fund and the Replacement Fund differ in language and breadth, at their core each is required to invest in more than 80% equity securities of a large cap companies. Although the Replacement Fund seeks to replicate the Index, as noted above, the Index it replicates consists of equity securities of large capitalization U.S. companies.

The Existing Fund's prospectus benchmark is the Russell 1000 Index, an unmanaged stock market index that represents the 1,000 largest publicly-held companies incorporated in America as measured by total market capitalization, and represents approximately 90% of the total market capitalization of all listed U.S. stocks. The Replacement Fund's prospectus benchmark is the S&P 500 Index. While the Existing Fund and the Replacing Fund are benchmarked to different indices, holdings overlap between the two indices is typically around 90%, and their total returns for the trailing 10-year period ending September 30, 2017 were 99% correlated. The effective start date of the Existing Fund's current investment team and process is May 1, 2013. As shown in the performance table below, during the one-year and ten-year periods, the Replacement Fund has exhibited better performance than the Existing Fund at a meaningfully lower expense ratio.

To summarize, the Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their investment objectives, principal investment strategies, and principal risks, fundamentally both are large cap core equity portfolios that have exhibited a high correlation of total returns and equivalent volatility such that each Affected Contract Owner's fundamental investment objectives will continue to be met after the Substitution.

e. **Expense Ratios and Total Return.** The net expense ratios and total return figures for each fund in this proposed substitution are as follows:

	Net Expense Ratio(1)	1 Year(2)	3 Years(2)	5 Years(2)	10 Years(2)	(Inception Date) Since Inception(2)(3)
Existing Fund VY Columbia Contrarian Core Portfolio	Class S 0.96%	17.53%	10.40%	14.65%[3]	6.27%[3]	12/10/2001 6.45%
Replacement Fund Voya U.S. Stock Index Portfolio	Class S 0.51%	18.01%	10.23%	13.66%	6.91%	4/30/2007 6.98%

(1) As of the most recently published shareholder report dated June 30, 2017.
(2) As of September 30, 2017.
(3) Performance prior to May 1, 2013 is attributable to Davis Selected Advisers, the then subadviser to the Existing Fund.

The Replacement Fund has outperformed the Existing Fund over the one-year and ten-year periods, slightly underperformed the Existing Fund over the three-year period and underperformed over the 5-year period. The Replacement Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Affected Contract Owners to materially greater risks than before the Substitution.

       f.   Post Substitution Net Assets. The estimated net assets of the Voya U.S. Stock Index Portfolio – Class S immediately following the proposed substitution will be approximately $343,218,885. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($75,989,312 for Class S) plus the corresponding Existing Fund's actual net assets invested in the Accounts as of September 30, 2017 ($267,229,573 for Class S).

3. *Voya Russell Large Cap Value Index Portfolio for the VY Invesco Comstock Portfolio.*

a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of the most recently published shareholder report dated June 30, 2017, are as follows:

		Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Existing Fund VY Invesco Comstock Portfolio	**Class S**	0.70%	0.25%	N/A	0.05%	1.00%	-0.02%	0.98%
	Class I	0.70%	0.00%	N/A	0.05%	0.75%	-0.02%	0.73%
Replacement Fund Voya Russell Large Cap Value Index Portfolio	**Class S**	0.46%	0.25%	N/A	0.03%	0.74%	-0.10%	0.64%
	Class I	0.46%	0.00%	N/A	0.03%	0.49%	-0.10%	0.39%

b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		Replacement Fund	
VY Invesco Comstock Portfolio		**Voya Russell Large Cap Value Index Portfolio**	
Total Net Expenses: 0.98% - Class S 0.73% - Class I		Total Net Expenses: 0.64% - Class S 0.39% - Class I	
Management Fee: 0.70%		Management Fee: 0.46%	
Management Fee Breakpoints		**Management Fee Breakpoints**	
0.700%	On all assets	0.500%	On first $250 million of assets
		0.400%	On next $250 million of assets
		0.350%	On assets thereafter
		0.4259%	**Blended**

c. **Investment Objectives, Strategies and Risks.** A comparison of the investment objectives, strategies and risks from the prospectus of each fund in this proposed substitution is as follows:

Existing Fund	Replacement Fund
VY Invesco Comstock Portfolio	**Voya Russell Large Cap Value Index Portfolio**
Investment Objective – The Portfolio seeks capital growth and income.	**Investment Objective –** The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index ("Index").
Principal Investment Strategies – Under normal market conditions, the Portfolio primarily invests in equity securities, including common stocks, preferred stocks, and securities convertible into common and preferred stocks. Additionally, the Portfolio may invest up to 15% of its assets in real estate investment trusts. The Portfolio emphasizes a value style of investing, seeking well-established, undervalued companies that the sub-adviser ("Sub-Adviser") believes offer the potential for capital growth and income.

The Portfolio may invest up to 25% of its assets in securities of foreign issuers. The Portfolio may also invest in American Depositary Receipts without limitation and may purchase and sell certain derivative instruments, such as options, forward foreign currency exchange contracts, futures, and options on futures, for various portfolio management purposes including to seek to hedge against currency risk. The Portfolio generally holds up to 10% of its assets in high-quality short-term debt securities and investment-grade corporate debt securities in order to provide liquidity.

The Portfolio may invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act"). | **Principal Investment Strategies –** Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds that track the index. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all or substantially all of its assets in these securities.

The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act").

The Portfolio currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index.

The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by |

	market cap that exhibit value characteristics. The Index includes those Russell Top 200® Index companies that exhibit value characteristics, including lower price-to-book ratios and lower forecasted growth values. The market capitalization of companies within the Index will change with market conditions. The market capitalization of companies in the Index as of December 31, 2016 ranged from $3.1 billion to $617.6 billion. As of February 28, 2017, a portion of the Index was concentrated in the financials sector.
The Sub-Adviser seeks to identify companies that are undervalued and have identifiable factors that might lead to improved valuations. The Portfolio's style of investment presents a risk that the valuations never improve or that the returns on value equity securities are less than returns on other styles of investing or the overall stock market. The Portfolio may invest in companies of any market capitalization. The securities of medium- or small-sized companies may be subject to more abrupt or erratic market movements than securities of larger companies or the market averages in general. In addition, such companies typically are subject to a greater degree of change in earnings and business prospects than larger companies. Thus, to the extent the Sub-Adviser invests in medium- and small-sized companies, the Portfolio may be subject to greater risk than that assumed through investment in securities of larger companies.	
	The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index.
Portfolio securities are typically sold when the Sub-Adviser's assessment of the capital growth and income potential for such securities materially changes.	
	The sub-adviser ("Sub-Adviser") may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons.
The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33⅓% of its total assets.	
	The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33⅓% of its total assets.
Principal Risks – You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds. **Company:** The price of a company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and	**Principal Risks** – You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds. **Company:** The price of a company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and

judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.	judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.
Convertible Securities: Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.	**Convertible Securities:** Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.
Credit: The price of a bond or other debt instrument is likely to fall if the issuer's actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay its financial obligations altogether.	**Credit:** The price of a bond or other debt instrument is likely to fall if the issuer's actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay its financial obligations altogether.
Derivative Instruments: Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. When used as an alternative or substitute for direct cash investments, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.	**Derivative Instruments:** Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. When used as an alternative or substitute for direct cash investments, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.
Interest Rate: With bonds and other fixed rate	**Interest Rate:** With bonds and other fixed rate

debt instruments, a rise in market interest rates generally causes values to fall; conversely, values generally rise as market interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate paid by the securities is a floating rate, which generally will decrease when the market rate of interest to which the inverse security is indexed increases and will increase when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, market interest rates in the United States are at or near historic lows, which may increase the Portfolio's exposure to risks associated with rising market interest rates.

Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For funds that invest in fixed-income securities, an increase in market interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain investments, adversely affect values, and increase costs. Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and potential future changes in government policy may affect interest rates.

Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks

debt instruments, a rise in market interest rates generally causes values to fall; conversely, values generally rise as market interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate paid by the securities is a floating rate, which generally will decrease when the market rate of interest to which the inverse security is indexed increases and will increase when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, market interest rates in the United States are at or near historic lows, which may increase the Portfolio's exposure to risks associated with rising market interest rates.

Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For funds that invest in fixed-income securities, an increase in market interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain investments, adversely affect values, and increase costs. Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and potential future changes in government policy may affect interest rates.

Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks

associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.	associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.
Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives.	**Market:** Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives.
Market Capitalization: Stocks fall into three broad market capitalization categories - large, mid, and small. Investing primarily in one category carries the risk that, due to current market conditions, that category may be out of favor with investors. If valuations of large-capitalization companies appear to be greatly out of proportion to the valuations of mid- or small-capitalization companies, investors may migrate to the stocks of mid- and small-sized companies causing a fund that invests in these companies to increase in value more rapidly than a fund that invests in larger companies. Investing in mid and small-capitalization companies may be subject to special risks associated with narrower product lines, more limited financial resources, smaller management groups, more limited publicly available information, and a more limited trading market for their stocks as compared with larger companies. As a result, stocks of mid- and small-capitalization companies may be more volatile and may decline significantly in market downturns.	**Market Capitalization:** Stocks fall into three broad market capitalization categories - large, mid, and small. Investing primarily in one category carries the risk that, due to current market conditions, that category may be out of favor with investors. If valuations of large-capitalization companies appear to be greatly out of proportion to the valuations of mid- or small-capitalization companies, investors may migrate to the stocks of mid- and small-sized companies causing a fund that invests in these companies to increase in value more rapidly than a fund that invests in larger companies. Investing in mid and small-capitalization companies may be subject to special risks associated with narrower product lines, more limited financial resources, smaller management groups, more limited publicly available information, and a more limited trading market for their stocks as compared with larger companies. As a result, stocks of mid- and small-capitalization companies may be more volatile and may decline significantly in market downturns.

Other Investment Companies: The main risk of investing in other investment companies, including exchange-traded funds ("ETFs"), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as those of the Portfolio; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Portfolio is typically subject.

Securities Lending: Securities lending involves two primary risks: "investment risk" and "borrower default risk." When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio's other risks.

Value Investing: Securities that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in market interest rates, corporate earnings and industrial production. The manager may be wrong in its assessment of a company's value and the securities the Portfolio holds may not

Other Investment Companies: The main risk of investing in other investment companies, including exchange-traded funds ("ETFs"), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as those of the Portfolio; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Portfolio is typically subject.

Securities Lending: Securities lending involves two primary risks: "investment risk" and "borrower default risk." When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio's other risks.

Value Investing: Securities that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in market interest rates, corporate earnings and industrial production. The manager may be wrong in its assessment of a company's value and the securities the Portfolio holds may not reach their full values. A particular risk of the Portfolio's value approach is that some holdings may not recover and provide the capital growth anticipated or a security judged to be undervalued may actually be appropriately priced. The market may not favor value-oriented securities and may not favor equities at all. During those periods, the Portfolio's relative performance may suffer. There is a risk that funds that invest in value-oriented stocks may underperform other funds that invest more broadly.

Currency: To the extent that the Portfolio invests directly or indirectly in foreign (non-U.S.) currencies or in securities denominated in, or that trade in, foreign (non-U.S.) currencies, it is subject to the risk that those foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged by the Portfolio through foreign currency exchange transactions.

Foreign Investments: Investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies due to: smaller markets; differing reporting, accounting, and auditing standards; nationalization, expropriation, or confiscatory taxation; foreign currency fluctuations, currency blockage, or replacement; potential for default on sovereign debt; or political changes or diplomatic developments, which may include the imposition of economic sanctions or other measures by the United States or other governments and supranational organizations. Markets and economies throughout the world are becoming increasingly interconnected, and conditions or events in one market, country or region may adversely impact investments or issuers in another market, country or region.

Prepayment and Extension: Many types of debt instruments are subject to prepayment and

reach their full values. A particular risk of the Portfolio's value approach is that some holdings may not recover and provide the capital growth anticipated or a security judged to be undervalued may actually be appropriately priced. The market may not favor value-oriented securities and may not favor equities at all. During those periods, the Portfolio's relative performance may suffer. There is a risk that funds that invest in value-oriented stocks may underperform other funds that invest more broadly.

Concentration (Index): To the extent that the Portfolio's index "concentrates," as that term is defined in the 1940 Act, its assets in the securities of a particular industry or group of industries, the Portfolio will allocate its investments to approximately the same extent as the index. As a result, the Portfolio may be subject to greater market fluctuation than a fund that is more broadly invested across industries. Financial, economic, business, and other developments affecting issuers in a particular industry or group of industries, will have a greater effect on the Portfolio, and if securities of a particular industry or group of industries as a group fall out of favor, the Portfolio could underperform, or be more volatile than, funds that have greater industry diversification.

Index Strategy: The index selected may underperform the overall market. To the extent the Portfolio seeks to track the index's performance, the Portfolio will not use defensive strategies or attempt to reduce its exposure to poor performing securities in the index. To the extent the Portfolio's investments track its target index, such Portfolio may underperform other funds that invest more broadly. The correlation between the Portfolio's performance and index performance may be affected by the Portfolio's expenses and the timing of purchases and redemptions of the Portfolio's shares. In addition, the Portfolio's actual holdings might not match the index and the Portfolio's effective exposure to index securities at any given time may not precisely correlate.

extension risk. Prepayment risk is the risk that the issuer of a debt instrument will pay back the principal earlier than expected. This may occur when interest rates decline. Prepayment may expose the Portfolio to a lower rate of return upon reinvestment of principal. Also, if a debt instrument subject to prepayment has been purchased at a premium, the value of the premium would be lost in the event of prepayment. Extension risk is the risk that the issuer of a debt instrument will pay back the principal later than expected. This may occur when interest rates rise. This may negatively affect performance, as the value of the debt instrument decreases when principal payments are made later than expected. Additionally, the Portfolio may be prevented from investing proceeds it would have received at a given time at the higher prevailing interest rates.

Real Estate Companies and Real Estate Investment Trusts ("REITs"): Investing in real estate companies and REITs may subject the Portfolio to risks similar to those associated with the direct ownership of real estate, including losses from casualty or condemnation, changes in local and general economic conditions, supply and demand, market interest rates, zoning laws, regulatory limitations on rents, property taxes, and operating expenses in addition to terrorist attacks, war, or other acts that destroy real property. Investments in REITs are affected by the management skill and creditworthiness of the REIT. The Portfolio will indirectly bear its proportionate share of expenses, including management fees, paid by each REIT in which it invests.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

d. **Comparison.** The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large-cap equity fund that has exhibited a high correlation to the other from a Morningstar style box perspective and in terms of investment results. Each currently reside within the Morningstar Large Value equity style box. Furthermore, they each have resided within the Morningstar Large Value fund category, without exception, for at least the past 8 years since the Replacement Fund's inception. The differences between the Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with the same benchmarks and principal investment strategies, as there is significant investment flexibility within those constraints.

The Existing Fund's investment objective is capital growth and income, and the Replacement Fund's investment objective is to seek investment results that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index (the "Index"). Under normal circumstances, the Existing Fund invests primarily in equity securities of well-established U.S. companies, of any market capitalization, that the portfolio managers believe are undervalued but have identifiable factors that might lead to improved valuations. The Replacement Fund invests at least 80% of its net assets in equity securities of companies that are included in the Russell Top 200 Value Index – an unmanaged index that measures the performance of stocks within the Index (200 largest U.S. publicly-held companies by market cap) that exhibit value characteristics. The manager(s) of the Replacement Fund use a "passive management" approach (replication method) designed to track the performance and holding characteristics of the Index.

With respect to the Existing Fund's and Replacement Fund's primary investment objectives, each shares some combination of capital appreciation/growth and current/reasonable income language. The Replacement Fund, as an index fund, focuses on an index replication due to its passive nature.

The Existing Fund's prospectus benchmark is the Russell 1000 Value Index, an unmanaged stock market index that measures the performance of stocks within the Russell 1000 Index (1,000 largest publicly-held companies by market cap) that exhibit value characteristics; the Replacement Fund's prospectus benchmark is the Russell Top 200 Value Index – an unmanaged index that measures the performance of stocks within the Russell Top 200 Index (200 largest U.S. publicly-held companies by market cap) that exhibit value characteristics. While the Existing Fund and the Replacement Fund are benchmarked to different indices, holdings overlap between the two indices – as measured by the sum of the minimum percentages of each fund's common holding – was approximately 70% as of September 30, 2017, and their total returns for the trailing 10-year period ending September 30, 2017 were 99% correlated. As of September 30, 2017, 41 of the Existing Fund's 76 stock holdings were constituents of the Replacement Fund.

To summarize, the Applicants believe that while the Existing Fund and the Replacement Fund have differences in the way they characterize their investment objectives, principal investment strategies, and principal risks, fundamentally both are large-cap value equity portfolios that have tended to exhibit a moderately high level of holdings overlap and a high correlation of total returns, with slightly lower volatility exhibited by the Replacement Fund such that each Affected Contract Owner's fundamental investment objectives will continue to be met after the Substitution.

e. **Expense Ratios and Total Return.** The net expense ratios and total return figures for each fund in this proposed substitution are as follows:

		Net Expense Ratio(1)	1 Year(2)	3 Years(2)	5 Years(2)	10 Years(2)	(Inception Date) Since Inception(2)
Existing Fund VY Invesco Comstock Portfolio	Class S	0.98%	20.71%	7.36%	12.89%	6.22%	5/1/2002 7.15%
	Class I	0.73%	20.94%	7.63%	13.17%	6.48%	5/1/2002 7.41%
Replacement Fund Voya Russell Large Cap Value Index Portfolio	Class S	0.64%	15.23%	7.64%	12.06%	N/A	5/1/2009 13.43%
	Class I	0.39%	15.56%	7.92%	12.35%	N/A	5/1/2009 13.71%

(1) As of the most recently published shareholder report dated June 30, 2017.
(2) As of September 30, 2017.

The Replacement Fund has outperformed the Existing Fund over the three-year period. The Replacement Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Affected Contract Owners to materially greater risks than before the Substitution.

f. **Post Substitution Net Assets.** Without taking into account the net assets associated with proposed substitution #4 involving the VY T. Rowe Price Equity Income Portfolio, the estimated net assets of the Voya Russell Large Cap Value Index Portfolio – Class S and I immediately following the proposed substitution will be approximately $518,115,807 and $102,968,527, respectively. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($328,178,434 for Class S and $102,412,072 for Class I) plus the corresponding Existing Fund's actual net assets invested in the Accounts as of September 30, 2017 ($189,937,373 for Class S and $556,455 for Class I).

4. *Voya Russell Large Cap Value Index Portfolio for the VY T. Rowe Price Equity Income Portfolio.*

a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of the most recently published shareholder report dated June 30, 2017, are as follows:

		Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Existing Fund VY T. Rowe Price Equity Income Portfolio	**Class S**	0.64%	0.25%	N/A	0.00%	0.89%	0.00%	0.89%
	Class S2	0.64%	0.40%	N/A	0.00%	1.04%	0.00%	1.04%
Replacement Fund Voya Russell Large Cap Value Index Portfolio	**Class S**	0.46%	0.25%	N/A	0.03%	0.74%	-0.10%	0.64%
	Class I	0.46%	0.00%	N/A	0.03%	0.49%	-0.10%	0.39%

b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund	Replacement Fund
VY T. Rowe Price Equity Income Portfolio	**Voya Russell Large Cap Value Index Portfolio**

Total Net Expenses: 0.89% - Class S
                             1.04% - Class S2
	Total Net Expenses: 0.64% - Class S
	                             0.39% - Class I

Management Fee: 0.64%	Management Fee: 0.46%
Management Fee Breakpoints	**Management Fee Breakpoints**
0.750% First $750 million in combined assets 0.700% Next $1.25 billion of assets 0.650% Next $1.5 billion of assets 0.600% On assets thereafter **0.7354% Blended**	0.500% First $250 million of assets 0.400% Next $250 million of assets 0.350% On assets thereafter **0.3979% Blended**

c. **Investment Objectives, Strategies and Risks.** A comparison of the investment objectives, strategies and risks from the prospectus of each fund in this proposed substitution is as follows:

Existing Fund	Replacement Fund
VY T. Rowe Price Equity Income Portfolio	**Voya Russell Large Cap Value Index Portfolio**
Investment Objective – The Portfolio seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.	**Investment Objective –** The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index ("Index").
Principal Investment Strategies – Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in common stocks, with an emphasis on large-capitalization stocks that have a strong track record of paying dividends or that are believed to be undervalued. While most of the Portfolio's assets will be invested in U.S. common stocks, it may also invest in other securities, including convertible securities, warrants, preferred stocks, foreign securities, debt instruments, including high-yield debt securities commonly known as "junk bonds," and futures and options in keeping with its objectives. Futures and options contracts may be bought or sold for any number of reasons, including to manage exposure to changes in securities prices, foreign currencies, and credit quality; as an efficient means of increasing or decreasing the Portfolio's exposure to a specific part or broad segment of the U.S. market or a foreign market; in an effort to enhance income; to protect the value of portfolio securities; and to serve as a cash management tool. Investments in a company may also be made through a privately negotiated note or loan, including loan participations and assignments. The Portfolio generally seeks investments in large capitalization companies and the Portfolio's yield, which reflects the level of dividends paid by the Portfolio, is expected to normally exceed the yield of the S&P 500® Index ("Index"). In	**Principal Investment Strategies –** Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds that track the index. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all or substantially all of its assets in these securities. The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act"). The Portfolio currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by

pursuing its investment objective, the sub-adviser ("Sub-Adviser") has the discretion to purchase some securities that do not meet its normal investment criteria, as described above, when it perceives an unusual opportunity for gain. These special situations might arise when the Sub-Adviser believes a security could increase in value for a variety of reasons including a change in management, an extraordinary corporate event, a new product introduction, or a favorable competitive development. The Portfolio may also invest in shares of affiliated and internally managed money market funds of T. Rowe Price. The Portfolio may also invest in U.S. and foreign dollar-denominated money market securities and U.S. dollar and non-U.S. dollar currencies.

The Portfolio may also invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act").

The Sub-Adviser typically employs a "value" approach in selecting investments. The Sub-Adviser's in-house research team seeks companies that appear to be undervalued by various measures and may be temporarily out of favor, but have good prospects for capital appreciation and dividend growth.

In selecting investments, the Sub-Adviser generally looks for companies, in the aggregate, with one or more of the following: an established operating history; above-average dividend yield relative to the Index; low price/earnings ratio relative to the Index; a sound balance sheet and other positive financial characteristics; and low stock price relative to a company's underlying value as measured by assets, cash flow or business franchises.

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

market cap that exhibit value characteristics. The Index includes those Russell Top 200® Index companies that exhibit value characteristics, including lower price-to-book ratios and lower forecasted growth values. The market capitalization of companies within the Index will change with market conditions. The market capitalization of companies in the Index as of December 31, 2016 ranged from $3.1 billion to $617.6 billion. As of February 28, 2017, a portion of the Index was concentrated in the financials sector.

The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index.

The sub-adviser ("Sub-Adviser") may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33⅓% of its total assets.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33⅓% of its total assets.	
Principal Risks – You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds. **Company:** The price of a company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless. **Convertible Securities:** Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk. **Credit:** The price of a bond or other debt instrument is likely to fall if the issuer's actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay its financial obligations altogether. **Derivative Instruments:** Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives	**Principal Risks –** You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds. **Company:** The price of a company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless. **Convertible Securities:** Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk. **Credit:** The price of a bond or other debt instrument is likely to fall if the issuer's actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay its financial obligations altogether. **Derivative Instruments:** Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives

may have an economic leveraging effect on the Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. When used as an alternative or substitute for direct cash investments, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Interest Rate: With bonds and other fixed rate debt instruments, a rise in market interest rates generally causes values to fall; conversely, values generally rise as market interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate paid by the securities is a floating rate, which generally will decrease when the market rate of interest to which the inverse security is indexed increases and will increase when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, market interest rates in the United States are at or near historic lows, which may increase the Portfolio's exposure to risks associated with rising market interest rates. Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For funds that invest in fixed-income securities, an increase in market interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain investments, adversely affect values, and increase costs. Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the

may have an economic leveraging effect on the Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. When used as an alternative or substitute for direct cash investments, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Interest Rate: With bonds and other fixed rate debt instruments, a rise in market interest rates generally causes values to fall; conversely, values generally rise as market interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate paid by the securities is a floating rate, which generally will decrease when the market rate of interest to which the inverse security is indexed increases and will increase when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, market interest rates in the United States are at or near historic lows, which may increase the Portfolio's exposure to risks associated with rising market interest rates. Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For funds that invest in fixed-income securities, an increase in market interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain investments, adversely affect values, and increase costs. Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and potential future changes in government policy may affect interest rates.

Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives.

Market Capitalization: Stocks fall into three broad market capitalization categories - large, mid, and small. Investing primarily in one category carries the risk that, due to current market conditions, that category may be out of favor with investors. If valuations of large-capitalization companies appear to be greatly out of proportion to the valuations of mid- or small-

fixed-income markets. Further, recent and potential future changes in government policy may affect interest rates.

Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives.

Market Capitalization: Stocks fall into three broad market capitalization categories - large, mid, and small. Investing primarily in one category carries the risk that, due to current market conditions, that category may be out of favor with investors. If valuations of large-capitalization companies appear to be greatly out of proportion to the valuations of mid- or small-

capitalization companies, investors may migrate to the stocks of mid- and small-sized companies causing a fund that invests in these companies to increase in value more rapidly than a fund that invests in larger companies. Investing in mid and small-capitalization companies may be subject to special risks associated with narrower product lines, more limited financial resources, smaller management groups, more limited publicly available information, and a more limited trading market for their stocks as compared with larger companies. As a result, stocks of mid- and small-capitalization companies may be more volatile and may decline significantly in market downturns. **Other Investment Companies:** The main risk of investing in other investment companies, including exchange-traded funds ("ETFs"), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as those of the Portfolio; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Portfolio is typically subject. **Securities Lending:** Securities lending involves two primary risks: "investment risk" and "borrower default risk." When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value,	capitalization companies, investors may migrate to the stocks of mid- and small-sized companies causing a fund that invests in these companies to increase in value more rapidly than a fund that invests in larger companies. Investing in mid and small-capitalization companies may be subject to special risks associated with narrower product lines, more limited financial resources, smaller management groups, more limited publicly available information, and a more limited trading market for their stocks as compared with larger companies. As a result, stocks of mid- and small-capitalization companies may be more volatile and may decline significantly in market downturns. **Other Investment Companies:** The main risk of investing in other investment companies, including exchange-traded funds ("ETFs"), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as those of the Portfolio; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Portfolio is typically subject. **Securities Lending:** Securities lending involves two primary risks: "investment risk" and "borrower default risk." When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value,

causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio's other risks.

Value Investing: Securities that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in market interest rates, corporate earnings and industrial production. The manager may be wrong in its assessment of a company's value and the securities the Portfolio holds may not reach their full values. A particular risk of the Portfolio's value approach is that some holdings may not recover and provide the capital growth anticipated or a security judged to be undervalued may actually be appropriately priced. The market may not favor value-oriented securities and may not favor equities at all. During those periods, the Portfolio's relative performance may suffer. There is a risk that funds that invest in value-oriented stocks may underperform other funds that invest more broadly.

Currency: To the extent that the Portfolio invests directly or indirectly in foreign (non-U.S.) currencies or in securities denominated in, or that trade in, foreign (non-U.S.) currencies, it is subject to the risk that those foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged by the Portfolio through foreign currency exchange transactions.

Bank Instruments: Bank instruments include certificates of deposit, fixed time deposits, bankers' acceptances, and other debt and deposit-type obligations issued by banks. Changes in economic, regulatory or political conditions, or other events that affect the banking industry may have an adverse effect on bank instruments or banking institutions that

causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio's other risks.

Value Investing: Securities that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in market interest rates, corporate earnings and industrial production. The manager may be wrong in its assessment of a company's value and the securities the Portfolio holds may not reach their full values. A particular risk of the Portfolio's value approach is that some holdings may not recover and provide the capital growth anticipated or a security judged to be undervalued may actually be appropriately priced. The market may not favor value-oriented securities and may not favor equities at all. During those periods, the Portfolio's relative performance may suffer. There is a risk that funds that invest in value-oriented stocks may underperform other funds that invest more broadly.

Concentration (Index): To the extent that the Portfolio's index "concentrates," as that term is defined in the 1940 Act, its assets in the securities of a particular industry or group of industries, the Portfolio will allocate its investments to approximately the same extent as the index. As a result, the Portfolio may be subject to greater market fluctuation than a fund that is more broadly invested across industries. Financial, economic, business, and other developments affecting issuers in a particular industry or group of industries, will have a greater effect on the Portfolio, and if securities of a particular industry or group of industries as a group fall out of favor, the Portfolio could underperform, or be more volatile than, funds that have greater industry diversification.

Index Strategy: The index selected may underperform the overall market. To the extent serve as counterparties in transactions with the Portfolio.

Dividend: Companies that issue dividend yielding equity securities are not required to continue to pay dividends on such securities. Therefore, there is the possibility that such companies could reduce or eliminate the payment of dividends in the future. As a result, the Portfolio's ability to execute its investment strategy may be limited.

Foreign Investments: Investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies due to: smaller markets; differing reporting, accounting, and auditing standards; nationalization, expropriation, or confiscatory taxation; foreign currency fluctuations, currency blockage, or replacement; potential for default on sovereign debt; or political changes or diplomatic developments, which may include the imposition of economic sanctions or other measures by the United States or other governments and supranational organizations. Markets and economies throughout the world are becoming increasingly interconnected, and conditions or events in one market, country or region may adversely impact investments or issuers in another market, country or region.

High-Yield Securities: Lower quality securities (including securities that have fallen below investment-grade and are classified as "junk bonds" or "high yield securities") have greater credit risk and liquidity risk than higher quality (investment-grade) securities, and their issuers' long-term ability to make payments is considered speculative. Prices of lower quality bonds or other debt instruments are also more volatile, are more sensitive to negative news about the economy or the issuer, and have greater liquidity and price volatility risk.

Interest in Loans: The value and the income streams of interests in loans (including participation interests in lease financings and

the Portfolio seeks to track the index's performance, the Portfolio will not use defensive strategies or attempt to reduce its exposure to poor performing securities in the index. To the extent the Portfolio's investments track its target index, such Portfolio may underperform other funds that invest more broadly. The correlation between the Portfolio's performance and index performance may be affected by the Portfolio's expenses and the timing of purchases and redemptions of the Portfolio's shares. In addition, the Portfolio's actual holdings might not match the index and the Portfolio's effective exposure to index securities at any given time may not precisely correlate.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

assignments in secured variable or floating rate loans) will decline if borrowers delay payments or fail to pay altogether. A significant rise in market interest rates could increase this risk. Although loans may be fully collateralized when purchased, such collateral may become illiquid or decline in value.

Prepayment and Extension: Many types of debt instruments are subject to prepayment and extension risk. Prepayment risk is the risk that the issuer of a debt instrument will pay back the principal earlier than expected. This may occur when interest rates decline. Prepayment may expose the Portfolio to a lower rate of return upon reinvestment of principal. Also, if a debt instrument subject to prepayment has been purchased at a premium, the value of the premium would be lost in the event of prepayment. Extension risk is the risk that the issuer of a debt instrument will pay back the principal later than expected. This may occur when interest rates rise. This may negatively affect performance, as the value of the debt instrument decreases when principal payments are made later than expected. Additionally, the Portfolio may be prevented from investing proceeds it would have received at a given time at the higher prevailing interest rates.

Special Situations: A "special situation" arises when, in a manager's opinion, securities of a particular company will appreciate in value within a reasonable period because of unique circumstances applicable to the company. Special situations often involve much greater risk than is inherent in ordinary investment securities. Investments in special situation companies may not appreciate and the Portfolio's performance could suffer if an anticipated development does not occur or does not produce the anticipated result.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

d.   **Comparison.**   The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks, and risks, fundamentally each is primarily a large-cap equity fund that has exhibited a high correlation to the other from a Morningstar style box perspective and in terms of investment results. Each falls within the Morningstar Large Value equity style box. Furthermore, they each have resided within the Morningstar Large Value fund category, without exception, for at least the past 8 years since the Replacement Fund's inception. The differences between the Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with the same benchmarks and principal investment strategies, as there is significant investment flexibility within those constraints.

The Existing Fund's investment objective is to seek a high level of dividend income as well as long-term growth of capital primarily through investments in stocks. The Replacement Fund's investment objective is to seek investment results that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index (the "Index"). Under normal circumstances, the Existing Fund invests at least 80% of its net assets in common stocks with an emphasis on large-capitalization stocks that have a strong track record of paying dividends or that are believed to be undervalued. The managers of the Existing Fund combine fundamental and quantitative analysis with risk management in seeking to identify companies that appear to be undervalued by various measures and may be temporarily out of favor, but have good prospects for capital appreciation and dividend growth. The Replacement Fund invests at least 80% of its net assets in equity securities of companies that are included in the Russell Top 200 Value Index – an unmanaged index that measures the performance of stocks within the Russell Top 200 Index (200 largest U.S. publicly-held companies by market cap) that exhibit value characteristics. The managers of the Replacement Fund use a "passive management" approach (replication method) designed to track the performance and holding characteristics of the Russell Top 200 Value Index.

With respect to the Existing Fund's and Replacement Fund's primary investment objectives, each shares some combination of capital appreciation/growth and current/reasonable income language. The Replacement Fund, as an index fund, focuses on an index replication due to its passive nature.

Furthermore, while the listed principal investment strategies of the Existing Fund and the Replacement Fund differ in language and breadth, at their core each is required to invest more than 80% of its assets in equity securities of large cap companies. Although the Replacement Fund seeks to replicate the Index, as noted above, the Index it replicates consists of equity securities of large capitalization U.S. companies.

The Existing Fund's prospectus benchmark is the Russell 1000 Value Index, an unmanaged stock market index that measures the performance of stocks within the Russell 1000 Index (1,000 largest publicly-held companies by market cap) that exhibit value characteristics. The Replacement Fund's prospectus benchmark is the Russell Top 200 Value Index – an unmanaged index that measures the performance of stocks within the Russell Top 200 Index (200 largest U.S. publicly-held companies by market cap) that exhibit value characteristics. While the Existing Fund and the Replacement Fund are benchmarked to different indices, holdings overlap between the two indices – as measured by the sum of the minimum percentages of each common holding – was approximately 70% as of September 30, 2017, and their total returns for the trailing 10-year period ending September 30, 2017 were 99% correlated.

To summarize, the Applicants believe that while the Existing Fund and the Replacement Fund have differences in the way they characterize their investment objectives, principal investment strategies, and principal risks, fundamentally both are primarily large-cap value equity portfolios that have tended to exhibit a moderate level of holdings overlap and a high correlation of total returns to the other, with slightly lower volatility exhibited by the Replacement Fund such that each Affected Contract Owner's fundamental investment objectives will continue to be met after the Substitution.

e. **Expense Ratios and Total Return.** The net expense ratios and total return figures for each fund in this proposed substitution are as follows:

	Net Expense Ratio(1)	1 Year(2)	3 Years(2)	5 Years(2)	10 Years(2)	(Inception Date) Since Inception(2)
Existing Fund VY T. Rowe Price Equity Income Portfolio	Class S2 1.04%	18.01%	7.72%	11.43%	5.69%	9/9/2002 8.17%
	Class S 0.89%	18.17%	7.87%	11.59%	5.84%	1/24/1989 7.66%
Replacement Fund Voya Russell Large Cap Value Index Portfolio	Class S 0.64%	15.23%	7.64%	12.06%	N/A	5/1/2009 13.43%
	Class I 0.39%	15.56%	7.92%	12.35%	N/A	5/1/2009 13.71%

(1) As of the most recently published shareholder report dated June 30, 2017.
(2) As of September 30, 2017.

The Replacement Fund has outperformed the Existing Fund over the five-year period. The Replacement Fund will allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Affected Contract Owners to materially greater risks than before the Substitution.

f. **Post Substitution Net Assets.** Without taking into account the net assets associated with proposed substitution #3 involving the VY Invesco Comstock Portfolio, the estimated net assets of the Voya Russell Large Cap Value Index Portfolio – Class S and I immediately following the proposed substitution will be approximately $872,808,244 and $105,083,213, respectively. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($328,178,434 for Class S and $102,412,072 for Class I) plus the corresponding Existing Fund's actual net assets invested in the Accounts as of September 30, 2017 ($544,629,810 for Class S and $2,671,141 for Class S2).

5. *Voya Russell Small Cap Index Portfolio for the VY JPMorgan Small Cap Core Equity Portfolio.*

      a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of the most recently published shareholder report dated June 30, 2017, are as follows:

		Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Existing Fund VY JPMorgan Small Cap Core Equity Portfolio	**Class S**	0.85%	0.25%	N/A	0.00%	1.10%	0.00%	1.10%
	Class I	0.85%	0.00%	N/A	0.00%	0.85%	0.00%	0.85%
	Class S2	0.85%	0.40%	N/A	0.00%	1.25%	0.00%	1.25%
Replacement Fund Voya Russell Small Cap Index Portfolio	**Class S**	0.43%	0.25%	N/A	0.03%	0.71%	-0.01%	0.70%
	Class I	0.43%	0.00%	N/A	0.03%	0.46%	-0.01%	0.45%

      b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		Replacement Fund	
VY JPMorgan Small Cap Core Equity Portfolio		**Voya Russell Small Cap Index Portfolio**	
Total Net Expenses: 1.10% - Class S 0.85% - Class I 1.25% - Class S2		Total Net Expenses: 0.70% - Class S 0.45% - Class I	
Management Fee: 0.85%		Management Fee: 0.43%	
Management Fee Breakpoints		**Management Fee Breakpoints**	
0.900%	On first $200 million of assets	0.43%	On first $1 billion of assets
0.850%	On next $300 million of assets	0.41%	On next $1 billion of assets
0.800%	On next $250 million of assets	0.39%	On assets thereafter
0.750%	On assets thereafter	**0.4282%**	**Blended**
0.8447%	**Blended**		

c. **Investment Objectives, Strategies and Risks.** A comparison of the investment objectives, strategies and risks from the prospectus of each fund in this proposed substitution is as follows:

Existing Fund	Replacement Fund
VY JPMorgan Small Cap Core Equity Portfolio	**Voya Russell Small Cap Index Portfolio**
Investment Objective – The Portfolio seeks capital growth over the long term.	**Investment Objective –** The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index ("Index").
Principal Investment Strategies – Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of small-capitalization companies. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. For this Portfolio, the sub-adviser ("Sub-Adviser") defines small-capitalization companies as companies with a market capitalization equal to those within a universe of Russell 2000® Index ("Index") stocks at the time of purchase. The market capitalization of companies in the Index as of December 31, 2016 ranged from $21.1 million to $10.5 billion. Market capitalization is the total market value of a company's shares. The Portfolio may also invest up to 20% of its total assets in foreign securities. These investments may take the form of depositary receipts. The Portfolio may also invest up to 20% of its total assets in convertible securities which generally pay interest or dividends and which can be converted into common or preferred stock. Although the Portfolio intends to invest primarily in equity securities, under normal market conditions, it may invest up to 20% of its total assets in high-quality money market instruments and repurchase agreements. The Portfolio's equity holdings may include real	**Principal Investment Strategies –** Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds that track the index. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all or substantially all of its assets in these securities. The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act"). The Portfolio currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index. The Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, which together represent approximately 10% of the total market capitalization of the Russell 3000® Index. The

estate investment trusts, which are pools of investments consisting primarily of income-producing real estate or loans related to real estate.

Derivatives, which are instruments that have a value based on another instrument, exchange rate or index, may be used as substitutes for securities in which the Portfolio can invest. The Portfolio may use derivatives, including but not limited to, futures contracts, options, and swaps, to more effectively gain targeted equity exposure from its cash positions, to hedge various investments, for risk management, and to increase the Portfolio's return.

The Portfolio may also invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act").

The Sub-Adviser uses a multi-style approach, under which two separate teams of portfolio managers select assets for the Portfolio in complementary styles. One team employs a fundamental bottom-up investment process. The second team employs a process that combines a proprietary stock ranking system with a fundamental overlay. The sector and stock weightings of the investments selected will vary from weightings of the Index only within limits established by the investment team.

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33⅓% of its total assets.

market capitalization of companies within the Index will change with market conditions. The market capitalization of companies in the Index as of December 31, 2016 ranged from $21.1million to $10.5 billion. As of February 28, 2017, portions of the Index were focused in the financials sector and the information technology sector.

The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index.

The sub-adviser ("Sub-Adviser") may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33⅓% of its total assets.

Principal Risks –
You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or

Principal Risks –
You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or

cause the Portfolio to lose money or to underperform market averages of other funds.

Company: The price of a company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.

Convertible Securities: Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit: The price of a bond or other debt instrument is likely to fall if the issuer's actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay its financial obligations altogether.

Derivative Instruments: Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged.

cause the Portfolio to lose money or to underperform market averages of other funds.

Company: The price of a company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.

Convertible Securities: Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit: The price of a bond or other debt instrument is likely to fall if the issuer's actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay its financial obligations altogether.

Derivative Instruments: Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged.

When used as an alternative or substitute for direct cash investments, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Interest Rate: With bonds and other fixed rate debt instruments, a rise in market interest rates generally causes values to fall; conversely, values generally rise as market interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate paid by the securities is a floating rate, which generally will decrease when the market rate of interest to which the inverse security is indexed increases and will increase when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, market interest rates in the United States are at or near historic lows, which may increase the Portfolio's exposure to risks associated with rising market interest rates. Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For funds that invest in fixed-income securities, an increase in market interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain investments, adversely affect values, and increase costs. Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and potential future changes in government policy may affect interest rates.

Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, or at all. Further, the lack of an established

When used as an alternative or substitute for direct cash investments, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Interest Rate: With bonds and other fixed rate debt instruments, a rise in market interest rates generally causes values to fall; conversely, values generally rise as market interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate paid by the securities is a floating rate, which generally will decrease when the market rate of interest to which the inverse security is indexed increases and will increase when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, market interest rates in the United States are at or near historic lows, which may increase the Portfolio's exposure to risks associated with rising market interest rates. Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For funds that invest in fixed-income securities, an increase in market interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain investments, adversely affect values, and increase costs. Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and potential future changes in government policy may affect interest rates.

Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives.

Other Investment Companies: The main risk of investing in other investment companies, including exchange-traded funds ("ETFs"), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as those of the Portfolio; as a result, an investment in the other investment companies may be

secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives.

Other Investment Companies: The main risk of investing in other investment companies, including exchange-traded funds ("ETFs"), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as those of the Portfolio; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Portfolio is typically subject.

Securities Lending: Securities lending involves two primary risks: "investment risk" and "borrower default risk." When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio's other risks.

Small-Capitalization Company: Investments in small-capitalization companies may involve greater risk than is customarily associated with larger, more established companies due to the greater business risks of a limited operating history, small size, limited markets and financial resources, narrow product lines, less management depth and more reliance on key personnel. The securities of smaller companies are subject to liquidity risk as they are often traded over-the-counter and may not be traded in volume typical on a national securities exchange.

Bank Instruments: Bank instruments include certificates of deposit, fixed time deposits, bankers' acceptances, and other debt and deposit-type obligations issued by banks. Changes in economic, regulatory or political conditions, or other events that affect the banking industry may have an adverse effect on bank instruments or banking institutions that serve as counterparties in transactions with the Portfolio.

Currency: To the extent that the Portfolio invests directly or indirectly in foreign (non-U.S.) currencies or in securities denominated in, or that trade in, foreign (non-U.S.) currencies, it

subject to additional or different risks than those to which the Portfolio is typically subject.

Securities Lending: Securities lending involves two primary risks: "investment risk" and "borrower default risk." When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio's other risks.

Small-Capitalization Company: Investments in small-capitalization Companies may involve greater risk than is customarily associated with larger, more established companies due to the greater business risks of a limited operating history, small size, limited markets and financial resources, narrow product lines, less management depth and more reliance on key personnel. The securities of smaller companies are subject to liquidity risk as they are often traded over-the-counter and may not be traded in volume typical on a national securities exchange.

Focused Investing: To the extent that the Portfolio's index is substantially composed of securities in a particular industry, sector, market segment, or geographic area, the Portfolio will allocate its investments to approximately the same extent as the index. As a result, the Portfolio may be subject to greater market fluctuation than a fund that is more broadly invested. Economic conditions, political or regulatory conditions, or natural or other disasters affecting the particular industry, sector, market segment, or geographic area in which the Portfolio focuses its investments will have a greater effect on the Portfolio, and if securities of a particular industry, sector, market segment, is subject to the risk that those foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged by the Portfolio through foreign currency exchange transactions.

Dividend: Companies that issue dividend yielding equity securities are not required to continue to pay dividends on such securities. Therefore, there is the possibility that such companies could reduce or eliminate the payment of dividends in the future. As a result, the Portfolio's ability to execute its investment strategy may be limited.

Foreign Investments: Investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies due to: smaller markets; differing reporting, accounting, and auditing standards; nationalization, expropriation, or confiscatory taxation; foreign currency fluctuations, currency blockage, or replacement; potential for default on sovereign debt; or political changes or diplomatic developments, which may include the imposition of economic sanctions or other measures by the United States or other governments and supranational organizations. Markets and economies throughout the world are becoming increasingly interconnected, and conditions or events in one market, country or region may adversely impact investments or issuers in another market, country or region.

Investment Model: A manager's proprietary model may not adequately allow for existing or unforeseen market factors or the interplay between such factors.

Real Estate Companies and Real Estate Investment Trusts ("REITs"): Investing in real estate companies and REITs may subject the Portfolio to risks similar to those associated with the direct ownership of real estate, including

or geographic area as a group fall out of favor the Portfolio could underperform, or be more volatile than, funds that have greater diversification.

Index Strategy: The index selected may underperform the overall market. To the extent the Portfolio seeks to track the index's performance, the Portfolio will not use defensive strategies or attempt to reduce its exposure to poor performing securities in the index. To the extent the Portfolio's investments track its target index, such Portfolio may underperform other funds that invest more broadly. The correlation between the Portfolio's performance and index performance may be affected by the Portfolio's expenses and the timing of purchases and redemptions of the Portfolio's shares. In addition, the Portfolio's actual holdings might not match the index and the Portfolio's effective exposure to index securities at any given time may not precisely correlate.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

losses from casualty or condemnation, changes in local and general economic conditions, supply and demand, market interest rates, zoning laws, regulatory limitations on rents, property taxes, and operating expenses in addition to terrorist attacks, war, or other acts that destroy real property. Investments in REITs are affected by the management skill and creditworthiness of the REIT. The Portfolio will indirectly bear its proportionate share of expenses, including management fees, paid by each REIT in which it invests.

Repurchase Agreements: In the event that the other party to a repurchase agreement defaults on its obligations, the Portfolio would generally seek to sell the underlying security serving as collateral for the repurchase agreement. However, the value of collateral may be insufficient to satisfy the counterparty's obligation and/or the Portfolio may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security, which could result in a loss. In addition, if the Portfolio is characterized by a court as an unsecured creditor, it would be at risk of losing some or all of the principal and interest involved in the transaction.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

d. **Comparison.**   The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a small-cap equity fund that has exhibited a high correlation to the other from a Morningstar style box perspective and in terms of investment results. Each currently falls within the Morningstar Small Blend equity style box. Furthermore, they each have resided within the Morningstar Small Blend fund category, without exception, for at least the past 8 years since the Replacement Fund's inception. The differences between the Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with the same benchmarks, principal investment strategies and naming conventions, as there is significant investment flexibility within those constraints.

The Existing Fund's stated investment objective is long-term growth of capital, and the Replacement Fund's stated objective is total return (which includes capital appreciation and income) of the Russell 2000® Index (the "Index"). Under normal circumstances, the Existing Fund invests at least 80% of its net assets in equity securities of small-capitalization companies. The managers of the Existing Fund combined fundamental and quantitative analysis with risk management in seeking to identify stocks of small capitalization companies that have good prospects for capital growth. The Replacement Fund invests at least 80% of its net assets in equity securities of companies that are included in Index – an unmanaged index that measures the performance of stocks of the 2,000 smallest companies within the Russell 3000 Index (3,000 largest U.S. publicly-held companies by market cap). The managers of the Replacement Fund use a "passive management" approach (replication method) designed to track the performance and holding characteristics of the Index.

The Existing Fund and the Replacement Fund both use the Russell 2000 as their prospectus benchmark. As of September 30, 2017, 391 of the Existing Fund's 485 stock holdings were constituents of the Replacement Fund.

To summarize, the Applicants believe that while the Existing Fund and the Replacement Fund have differences in the way they characterize their investment objectives, principal investment strategies, and principal risks, fundamentally both are small-cap core equity portfolios that have tended to exhibit a moderate level of holdings overlap and high correlation of total returns such that each Affected Contract Owner's fundamental investment objectives will continue to be met after the Substitution. In addition, the Replacement Fund exhibits lower volatility.

e. **Expense Ratios and Total Return.** The net expense ratios and total return figures for each fund in this proposed substitution are as follows:

	Net Expense Ratio(1)	1 Year(2)	3 Years(2)	5 Years(2)	10 Years(2)	(Inception Date) Since Inception(2)
Existing Fund VY JPMorgan Small Cap Core Equity Portfolio	Class S 1.10%	21.50%	12.87%	15.00%	9.28%	5/1/2002 9.65%
	Class I 0.85%	21.83%	13.14%	15.29%	9.55%	5/6/2004 10.55%

70

	Class S2							9/9/2002
		1.25%	21.35%	12.71%	14.82%	9.11%		11.15%
Replacement Fund Voya Russell Small Cap Index Portfolio	Class S							3/10/2008
		0.70%	20.11%	11.68%	13.36%	N/A		10.24%
	Class I							3/10/2008
		0.45%	20.47%	11.97%	13.64%	N/A		10.53%

(1) As of the most recently published shareholder report dated June 30, 2017.
(2) As of September 30, 2017.

Although the Existing Fund outperformed the Replacement Fund over the one-year, three-year and five-year periods, the total returns of the Existing Fund and the Replacement Fund for the trailing 5-year period ending September 30, 2017 were 99% correlated and the Replacement Fund will allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Affected Contract Owners to materially greater risks than before the Substitution.

   f. Post Substitution Net Assets. The estimated net assets of the Voya Russell Small Cap Index Portfolio – Class S and I immediately following the proposed substitution will be approximately $536,301,918, $480,338,913, respectively. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($250,337,049 for Class S and $475,657,528 for Class I) plus the corresponding Existing Fund's actual net assets invested in the Accounts as of September 30, 2017 ($259,181,331 for Class S, $4,681,385 for Class I and $26,783,538 for Class S2).

6.   *Voya Russell Large Cap Growth Index Portfolio for the VY T. Rowe Price Growth Equity Portfolio.*

a. **Fees and Expenses.** The comparative fees and expenses for each fund in this proposed substitution as of the most recently published shareholder report dated June 30, 2017, are as follows:

		Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Existing Fund VY T. Rowe Price Growth Equity Portfolio	**Class S**	0.70%	0.25%	N/A	0.04%	0.99%	-0.01%	0.98%
	Class I	0.70%	0.00%	N/A	0.04%	0.74%	-0.01%	0.73%
Replacement Fund Voya Russell Large Cap Growth Index Portfolio	**Class S**	0.50%	0.25%	N/A	0.03%	0.78%	-0.10%	0.68%
	Class I	0.50%	0.00%	N/A	0.03%	0.53%	-0.10%	0.43%

b. **Breakpoint Information.** The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		Replacement Fund	
VY T. Rowe Price Growth Equity Portfolio		**Voya Russell Large Cap Growth Index Portfolio**	
Total Net Expenses: 0.98% - Class S 0.73% - Class I		Total Net Expenses: 0.68% - Class S 0.43% - Class I	
Management Fee: 0.70%		Management Fee: 0.50%	
Management Fee Breakpoints		**Management Fee Breakpoints**	
0.700%	On all assets	0.500%	On first $500 million of assets
		0.480%	On next $500 million of assets
		0.460%	On assets thereafter
		0.4912%	**Blended**

c. **Investment Objectives, Strategies and Risks.** A comparison of the investment objectives, strategies and risks from the prospectus of each fund in this proposed substitution is as follows:

Existing Fund	Replacement Fund
VY T. Rowe Price Growth Equity Portfolio	**Voya Russell Large Cap Growth Index Portfolio**
Investment Objective – The Portfolio seeks long-term investments in stocks.	**Investment Objective –** The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index ("Index").
Principal Investment Strategies – Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in common stocks of large-capitalization companies. The Portfolio will provide shareholders with at least 60 days' prior written notice of any change in this investment policy. The Portfolio concentrates its investments in growth companies. The sub-adviser ("Sub-Adviser") seeks investments in companies that have the ability to pay increasing dividends through strong cash flows and whose rates of earnings growth are considered above average. In addition, the Sub-Adviser seeks companies with a lucrative niche in the economy that the Sub-Adviser believes will give them the ability to sustain earnings momentum even during times of slow economic growth. As growth investors, the Sub-Adviser believes that when a company's earnings grow faster than both inflation and the overall economy, the market will eventually reward it with a higher stock price. The Portfolio may also purchase, to a limited extent, foreign stocks, hybrid securities, futures, and forward foreign currency exchange contracts, in keeping with its investment objectives. Any investments in futures would typically serve as an efficient means of gaining exposure to certain markets or as a cash management tool to maintain liquidity while being invested in the market. Forward foreign	**Principal Investment Strategies –** Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds that track the index. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all or substantially all of its assets in these securities. The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act"). The Portfolio currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equity universe represented by stocks in the largest 200 by market cap that

currency exchange contracts would primarily be used to help protect the Portfolio's foreign holdings from unfavorable changes in foreign currency exchange rates. The Portfolio may have exposure to foreign currencies through its investment in foreign securities, its direct holdings of foreign currencies or through its use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of foreign currency at a future date. The Portfolio's investments in foreign securities are limited to 30% of the Portfolio's assets. The Portfolio may from time to time emphasize one or more sectors in selecting its investments, including the technology-related sector.

The Portfolio may also invest, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act"), in affiliated and internally managed money market funds of the Sub-Adviser. In addition, the Portfolio may invest in U.S. and foreign dollar denominated money market securities and U.S. and foreign dollar currencies.

In pursuing its investment objectives, the Sub-Adviser has the discretion to deviate from its normal investment criteria, as described above, and purchase securities that it believes will provide an opportunity for gain. These special situations might arise when the Sub-Adviser believes a security could increase in value for a variety of reasons including a change in management, an extraordinary corporate event, a new product introduction or innovation, or a favorable competitive development.

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33⅓% of its total assets.

exhibit growth characteristics. The Index includes Russell Top 200® Index companies with higher price-to-book ratios and higher forecasted growth values. The market capitalization of companies within the Index will change with market conditions. The market capitalization of companies in the Index as of December 31, 2016 ranged from $673.8 million to $617.6 billion. As of February 28, 2017, a portion of the Index was concentrated in the information technology sector and portions of the Index were focused in the consumer discretionary sector and the health care sector.

The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index.

The sub-adviser ("Sub-Adviser") may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33⅓% of its total assets.

Principal Risks –
You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds.

Company: The price of a company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.

Credit: The price of a bond or other debt instrument is likely to fall if the issuer's actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay its financial obligations altogether.

Derivative Instruments: Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. When used as an alternative or substitute for direct cash investments, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Principal Risks –
You could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds.

Company: The price of a company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, reduced demand for company goods or services, regulatory fines and judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.

Credit: The price of a bond or other debt instrument is likely to fall if the issuer's actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay its financial obligations altogether.

Derivative Instruments: Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. When used as an alternative or substitute for direct cash investments, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Focused Investing: To the extent that the Portfolio invests a substantial portion of its assets in securities related to a particular industry, sector, market segment, or geographic area, its investments will be sensitive to developments in that industry, sector, market segment, or geographic area. The Portfolio is subject to the risk that changing economic conditions; changing political or regulatory conditions; or natural and other disasters affecting the particular industry, sector, market segment, or geographic area in which the Portfolio focuses its investments could have a significant impact on its investment performance and could ultimately cause the Portfolio to underperform, or its net asset value to be more volatile than, other funds that invest more broadly.

Growth Investing: Prices of growth stocks are more sensitive to investor perceptions of the issuing company's growth potential and may fall quickly and significantly if investors suspect that actual growth may be less than expected. There is a risk that funds that invest in growth-oriented stocks may underperform other funds that invest more broadly. Growth stocks tend to be more volatile than value stocks, and may underperform the market as a whole over any given time period.

Interest Rate: With bonds and other fixed rate debt instruments, a rise in market interest rates generally causes values to fall; conversely, values generally rise as market interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate paid by the securities is a floating rate, which generally will decrease when the market rate of interest to which the inverse security is indexed increases and will increase when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, market interest rates in the United

Focused Investing: To the extent that the Portfolio's index is substantially composed of securities in a particular industry, sector, market segment, or geographic area, the Portfolio will allocate its investments to approximately the same extent as the index. As a result, the Portfolio may be subject to greater market fluctuation than a fund that is more broadly invested. Economic conditions, political or regulatory conditions, or natural or other disasters affecting the particular industry, sector, market segment, or geographic area in which the Portfolio focuses its investments will have a greater effect on the Portfolio, and if securities of a particular industry, sector, market segment, or geographic area as a group fall out of favor the Portfolio could underperform, or be more volatile than, funds that have greater diversification.

Growth Investing: Prices of growth stocks are more sensitive to investor perceptions of the issuing company's growth potential and may fall quickly and significantly if investors suspect that actual growth may be less than expected. There is a risk that funds that invest in growth-oriented stocks may underperform other funds that invest more broadly. Growth stocks tend to be more volatile than value stocks, and may underperform the market as a whole over any given time period.

Interest Rate: With bonds and other fixed rate debt instruments, a rise in market interest rates generally causes values to fall; conversely, values generally rise as market interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate paid by the securities is a floating rate, which generally will decrease when the market rate of interest to which the inverse security is indexed increases and will increase when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, market interest rates in the United

States are at or near historic lows, which may increase the Portfolio’s exposure to risks associated with rising market interest rates. Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For funds that invest in fixed-income securities, an increase in market interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain investments, adversely affect values, and increase costs. Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and potential future changes in government policy may affect interest rates. **Liquidity:** If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio. **Market:** Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors	States are at or near historic lows, which may increase the Portfolio’s exposure to risks associated with rising market interest rates. Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For funds that invest in fixed-income securities, an increase in market interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain investments, adversely affect values, and increase costs. Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and potential future changes in government policy may affect interest rates. **Liquidity:** If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, or at all. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid securities will be less than the price at which they were valued when held by the Portfolio. The prices of illiquid securities may be more volatile than more liquid investments. The risks associated with illiquid securities may be greater in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio. **Market:** Stock prices may be volatile or have reduced liquidity in response to real or perceived impacts of factors including, but not limited to, economic conditions, changes in market interest rates, and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors

for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives.	for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to costs and impair the ability of the Portfolio to achieve its investment objectives.
Market Capitalization: Stocks fall into three broad market capitalization categories - large, mid, and small. Investing primarily in one category carries the risk that, due to current market conditions, that category may be out of favor with investors. If valuations of large-capitalization companies appear to be greatly out of proportion to the valuations of mid- or small-capitalization companies, investors may migrate to the stocks of mid- and small-sized companies causing a fund that invests in these companies to increase in value more rapidly than a fund that invests in larger companies. Investing in mid and small-capitalization companies may be subject to special risks associated with narrower product lines, more limited financial resources, smaller management groups, more limited publicly available information, and a more limited trading market for their stocks as compared with larger companies. As a result, stocks of mid- and small-capitalization companies may be more volatile and may decline significantly in market downturns.	**Market Capitalization:** Stocks fall into three broad market capitalization categories - large, mid, and small. Investing primarily in one category carries the risk that, due to current market conditions, that category may be out of favor with investors. If valuations of large-capitalization companies appear to be greatly out of proportion to the valuations of mid- or small-capitalization companies, investors may migrate to the stocks of mid- and small-sized companies causing a fund that invests in these companies to increase in value more rapidly than a fund that invests in larger companies. Investing in mid and small-capitalization companies may be subject to special risks associated with narrower product lines, more limited financial resources, smaller management groups, more limited publicly available information, and a more limited trading market for their stocks as compared with larger companies. As a result, stocks of mid- and small-capitalization companies may be more volatile and may decline significantly in market downturns.
Other Investment Companies: The main risk of investing in other investment companies, including exchange-traded funds ("ETFs"), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as	**Other Investment Companies:** The main risk of investing in other investment companies, including exchange-traded funds ("ETFs"), is the risk that the value of the securities underlying an investment company might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. The investment policies of the other investment companies may not be the same as

those of the Portfolio; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Portfolio is typically subject.

Securities Lending: Securities lending involves two primary risks: "investment risk" and "borrower default risk." When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio's other risks.

Bank Instruments: Bank instruments include certificates of deposit, fixed time deposits, bankers' acceptances, and other debt and deposit-type obligations issued by banks. Changes in economic, regulatory or political conditions, or other events that affect the banking industry may have an adverse effect on bank instruments or banking institutions that serve as counterparties in transactions with the Portfolio.

Currency: To the extent that the Portfolio invests directly or indirectly in foreign (non-U.S.) currencies or in securities denominated in, or that trade in, foreign (non-U.S.) currencies, it is subject to the risk that those foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged by the Portfolio through foreign currency exchange transactions.

Dividend: Companies that issue dividend yielding equity securities are not required to continue to pay dividends on such securities.

those of the Portfolio; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Portfolio is typically subject.

Securities Lending: Securities lending involves two primary risks: "investment risk" and "borrower default risk." When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio's other risks.

Concentration (Index): To the extent that the Portfolio's index "concentrates," as that term is defined in the 1940 Act, its assets in the securities of a particular industry or group of industries, the Portfolio will allocate its investments to approximately the same extent as the index. As a result, the Portfolio may be subject to greater market fluctuation than a fund that is more broadly invested across industries. Financial, economic, business, and other developments affecting issuers in a particular industry or group of industries, will have a greater effect on the Portfolio, and if securities of a particular industry or group of industries as a group fall out of favor, the Portfolio could underperform, or be more volatile than, funds that have greater industry diversification

Convertible Securities: Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert,

Therefore, there is the possibility that such companies could reduce or eliminate the payment of dividends in the future. As a result, the Portfolio's ability to execute its investment strategy may be limited.

Foreign Investments: Investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies due to: smaller markets; differing reporting, accounting, and auditing standards; nationalization, expropriation, or confiscatory taxation; foreign currency fluctuations, currency blockage, or replacement; potential for default on sovereign debt; or political changes or diplomatic developments, which may include the imposition of economic sanctions or other measures by the United States or other governments and supranational organizations. Markets and economies throughout the world are becoming increasingly interconnected, and conditions or events in one market, country or region may adversely impact investments or issuers in another market, country or region.

Special Situations: A "special situation" arises when, in a manager's opinion, securities of a particular company will appreciate in value within a reasonable period because of unique circumstances applicable to the company. Special situations often involve much greater risk than is inherent in ordinary investment securities. Investments in special situation companies may not appreciate and the Portfolio's performance could suffer if an anticipated development does not occur or does not produce the anticipated result.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

they are subject to market risk.

Index Strategy: The index selected may underperform the overall market. To the extent the Portfolio seeks to track the index's performance, the Portfolio will not use defensive strategies or attempt to reduce its exposure to poor performing securities in the index. To the extent the Portfolio's investments track its target index, such Portfolio may underperform other funds that invest more broadly. The correlation between the Portfolio's performance and index performance may be affected by the Portfolio's expenses and the timing of purchases and redemptions of the Portfolio's shares. In addition, the Portfolio's actual holdings might not match the index and the Portfolio's effective exposure to index securities at any given time may not precisely correlate.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

d. **Comparison.**   The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap growth equity portfolio that exhibits a high correlation to the other with similar weighted average holdings from a Morningstar style box perspective, risks and investment results. Each falls within the Morningstar Large Growth style box. The differences between the Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with similar benchmarks, principal investment strategies, and naming conventions, as there is significant investment flexibility within those constraints.

The Existing Fund's investment objective is long-term growth. The Replacement Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200$^®$ Growth Index (the "Index"). Under normal circumstances, the Existing Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in common stocks of large-capitalization companies. The manager(s) of the Existing Fund seek investments in companies that have the ability to pay increasing dividends through strong cash flows and whose rates of earnings growth are considered above average. Under normal market conditions, the Replacement Fund invests at least 80% of its net assets in equity securities of companies, which are at the time of purchase, included in the Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equity universe represented by stocks in the largest 200 by market cap that exhibit growth characteristics. The Replacement Fund currently invests principally in common stocks and employs a "passive management" approach designed to track the performance and holding characteristics of the Index.

With respect to the Existing Fund's and Replacement Fund's primary and/or secondary investment objectives, each seeks to achieve some form of capital appreciation. The Replacement Fund, as an index fund, does not specifically state capital appreciation in its objective but rather focuses on an index replication due to its passive nature. The passive index it is replicating, however, seeks to generate long-term capital appreciation.

While the Existing Fund and the Replacing Fund are benchmarked to a different index, there is very high overlap in the construction and returns of those differing indices. The companies that make up the Replacement Fund's Russell Top 200 Growth Index benchmark comprise 76% of the Existing Fund's Russell 1000 Growth Index benchmark.

Even though the overlap of these benchmarks is not 100%, over the past five years there is a 99% correlation in the monthly returns between the Existing Fund's benchmark and the Replacement Fund's benchmark. This means that the returns tend to move in lockstep with each other, and this has a similar effect on the actual returns of the Existing Fund and the Replacement Fund. As shown in the performance tables below, during the past one, three and five years the Replacement Portfolio has exhibited similar performance to the Existing Portfolio at a meaningfully lower expense ratio.

To summarize, the Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally both are primarily large-cap growth equity portfolios that have exhibited a high correlation to the other such that each Affected

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Contract Owner's fundamental investment objectives will continue to be met after the Substitution.

e. **Expense Ratios and Total Return.** The net expense ratios and total return figures for each fund in this proposed substitution are as follows:

	Net Expense Ratio(1)	1 Year(2)	3 Years(2)	5 Years(2)	10 Years(2)	(Inception Date) Since Inception(2)
Existing Fund VY T. Rowe Price Growth Equity Portfolio	Class S 0.98%	25.73%	13.63%	15.96%	8.83%	12/10/2001 8.07%
	Class I 0.73%	26.05%	13.92%	16.25%	9.10%	11/28/1997 8.54%
Replacement Fund Voya Russell Large Cap Growth Index Portfolio	Class S 0.68%	22.52%	12.94%	14.88%	N/A	5/1/2009 16.12%
	Class I 0.43%	22.81%	13.22%	15.17%	N/A	5/1/2009 16.42%

(1) As of the most recently published shareholder report dated June 30, 2017.
(2) As of September 30, 2017.

Although the Existing Fund outperformed the Replacement Fund over the one-year, three-year and five-year periods, the Replacement Fund will allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Affected Contract Owners to materially greater risks than before the Substitution.

f. **Post Substitution Net Assets.** The estimated net assets of the Voya Russell Large Cap Growth Index Portfolio – Class S and I immediately following the proposed substitution will be approximately $624,949,605 and $360,923,735, respectively. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($340,890,317 for Class S and $333,364,960 for Class I) plus the corresponding Existing Fund's actual net assets invested in the Accounts as of September 30, 2017 ($284,059,288 for Class S and $27,558,775 for Class I).

C.   Consequence of the Substitutions. Applicants maintain that Affected Contract Owners will be better served by the proposed Substitutions. Applicants anticipate that the replacement of an Existing Fund with the corresponding Replacement Fund will result in a Contract that is administered and managed more efficiently, and one that is more competitive with other variable products in both wholesale and retail markets. Each Replacement Fund will be managed according to a similar investment objective and policies as the corresponding Existing Fund. Moreover, the overall expenses of each Replacement Fund are less than those of the corresponding Existing Fund.

Applicants anticipate that Affected Contract Owners will be at least as well off with the proposed array of subaccounts to be offered after the proposed Substitutions as they have been with the array of subaccounts offered before the Substitutions. The proposed Substitutions retain for Affected Contract Owners the investment flexibility which is a central feature of the Contracts. If the proposed Substitutions are implemented, all Affected Contract Owners will be permitted to allocate purchase payments and transfer accumulated values and Contract values between and among the remaining subaccounts as they could before the proposed Substitutions.

D.   Rights of Affected Contract Owners and Obligations of the Companies. Apart from the Substitutions, the rights of Affected Contract Owners and the obligations of the Companies under the Contracts will not be altered by the Substitutions. Affected Contract Owners will not incur any additional tax liability or any additional fees or expenses as a result of the Substitutions.

The Substitutions will take place at relative net asset value (in accordance with Rule 22c-1 under the 1940 Act) with no change in the amount of any Affected Contract Owner's contract value, cash value, accumulation value, account value or death benefit or in dollar value of his or her investment in the Accounts. Affected Contract Owners will not incur any fees or charges as a result of the Substitutions nor will their rights or the Companies' obligations under the affected Contracts be altered in any way. The Companies or their affiliates will pay all other expenses incurred with the Substitutions, including legal, accounting, brokerage, and other fees and expenses. In addition, the Substitutions will not impose any tax liability on Affected Contract Owners. The Substitutions will not cause the affected Contract fees and charges currently being paid by Affected Contract Owners to be greater after the Substitutions than before the Substitutions. In addition, while the Companies do not anticipate increasing Contract fees and/or charges paid by any current Contract Owners, the Companies have agreed not to increase the Contract fees and charges currently being assessed by the Contracts for a period of at least two years following the Substitutions.

E.   Contract Rights. Affected Contract Owners will have the right to surrender their affected Contracts or reallocate account value of an Existing Fund in accordance with the terms and conditions of their Contract prior to (and after) the Effective Date.

As noted above, each Affected Contract Owner will receive a copy of a Contract prospectus supplement informing them of the Substitutions. Additionally, each Affected Contract Owner will be sent (1) a second supplement setting forth the Effective Date and advising them of their right to reconsider the Substitutions and, if they so choose, any time prior to the Effective Date and for at least 30 days after the Effective Date, they may reallocate account value under the affected Contract without charge or otherwise withdraw or terminate their interest therein in accordance with the terms and conditions of their Contract; (2) the applicable Replacement Fund prospectus prior to the Effective Date; and (3) within five business days of the Effective Date, a Post-Substitution Confirmation.

F.   The Right to Substitute Shares. Each of the prospectuses for the Contracts discloses that the Companies reserve the right, subject to Commission approval and compliance with applicable law, to substitute shares of another registered open-end management investment company for shares of a registered open-end management investment company held by a subaccount of an Account.

The Companies reserved this right of Substitutions both to protect themselves and their Contract Owners in situations where either might be harmed or disadvantaged because of circumstances involving the issuer of the shares held by one or more of its Accounts and to afford the opportunity to replace such shares where to do so could benefit the Affected Contract Owners and Companies.

G.   The Substitutions do not entail any of the abuses that Section 26(c) was designed to prevent. Unlike a traditional unit investment trust where a depositor could only substitute an investment security in a manner which permanently affected all the investors in trust, the Contracts provide each Contract Owner with the right to exercise his or her own judgment and transfer account values into other subaccounts. The number of available subaccounts varies from Contract to Contract and currently ranges from 16 to 114, and the Substitutions will cause there to be, at the most, one fewer available subaccount after the Effective Date as a consequence of the Substitutions. Moreover, the Contracts will offer Affected Contract Owners the opportunity to transfer amounts out of the affected subaccounts into any of the remaining subaccounts without cost or other disadvantage. The Substitutions, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent.

The Substitutions also are unlike the type of substitutions that Section 26(c) was designed to prevent in that by purchasing a Contract, Contract Owners select much more than a particular registered open-end management investment company in which to invest their account values. They also select the specific type of death benefit and other optional benefits as well as numerous other rights and privileges set forth in the Contracts. Contract Owners may also have considered the Companies' size, financial condition, type and its reputation for service in selecting their Contract. These factors will not change as a result of the Substitutions.

H.   Separate Representations and Request for an Order. Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitutions by the Companies. Applicants submit that, for all the reasons stated above, the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.


V - CONDITIONS


Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The Substitutions will not be effected unless the Companies determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the Application; (b) the Substitutions can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions;

2.   The Companies or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract Owners to effect the Substitutions;

3.   The Substitutions will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by Affected Contract Owners;

4.   The Substitutions will in no way alter the tax treatment of Affected Contract Owners in connection with their Contracts, and no tax liability will arise for Affected Contract Owners as a result of the Substitutions;

5.   The rights or obligations of the Companies under the Contracts of Affected Contract Owners will not be altered in any way. The Substitutions will not adversely affect any riders under the Contracts;

6.   Affected Contract Owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Fund (before the Effective Date of the Substitution) or the Replacement Fund (after the Effective Date of the Substitution) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Effective Date of the Substitution through at least 30 days following the Effective Date of the Substitution. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Company will not exercise any right it may have under the Contract to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date of the Substitution;

7. All Affected Contract Owners will be notified, at least 30 days before the Effective Date of the Substitutions about: (a) the intended substitution of Existing Funds with the Replacement Funds; (b) the intended Effective Date of the Substitutions; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Companies will also deliver, at least 30 days before the Effective Date of the Substitutions, a prospectus for each applicable Replacement Fund;

8. Companies will deliver to each Affected Contract Owner within five (5) business days of the Effective Date of the Substitution a written confirmation which will include: (a) a confirmation that the Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) before and after account values; and

9. For two years following the Effective Date of the Substitutions the net annual expenses of each Replacement Fund will not exceed the net annual expenses of the corresponding Existing Fund as of that Fund's most recent fiscal year. To achieve this limitation, the Replacement Fund's investment adviser will waive fees or reimburse the Replacement Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Companies will not increase the Contract fees and charges including asset based charges such as mortality expense risk charges deducted from the subaccounts that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Effective Date of the Substitutions.

VI - PROCEDURAL MATTERS

A.   Pursuant Rule 0-2(f) under the 1940 Act, Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

B.   Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

C.   Statements of Authorization and Verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Applicants are attached hereto as Exhibits A.

D.   All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application and each person signing the Application is fully authorized to do so. Copies of the applicable resolutions are incorporated herein by reference through Exhibits B.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 20th day of December, 2017.

ReliaStar Life Insurance Company of New York and its Separate Account NY-B.

By: /s/ Lisa S. Gilarde

Name: Lisa S. Gilarde

Title: Vice President

Date: December 20, 2017

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 20th day of December, 2017.

Voya Insurance and Annuity Company and its Separate Account B, its Separate Account EQ, and its Separate Account U.

By: /s/ Lisa S. Gilarde
Name: Lisa S. Gilarde
Title: Vice President
Date: December 20, 2017

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 20th day of December, 2017.

Voya Retirement Insurance and Annuity Company and its Variable Annuity Account B and its Variable Annuity Account I.

By: /s/ Lisa S. Gilarde

Name: Lisa S. Gilarde

Title: Vice President

Date: December 20, 2017

Exhibit Index

Exhibit	**Description**
Exhibits A	Authorizations and Verifications
Exhibits B	Resolutions

Exhibit A-1

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 for and on behalf of **ReliaStar Life Insurance Company of New York and its Separate Account NY-B**, that the undersigned is a Vice President of ReliaStar Life Insurance Company of New York, and that all action by shareholders, Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of her knowledge, information and belief.

By: /s/ Lisa S. Gilarde
Name: Lisa S. Gilarde
Title: Vice President

Sworn and subscribed to before me, a notary public, this 20th day of December, 2017.

Notary Public: /s/ Juliet D. Relph,
                Notary Public, Connecticut

My Commission Expires: Jan. 21, 2022

Exhibit A-2

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 for and on behalf of **Voya Insurance and Annuity Company and its Separate Account B, Separate Account EQ, and its Separate Account U**, that the undersigned is a Vice President of Voya Insurance and Annuity Company, and that all action by shareholders, Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of her knowledge, information and belief.

By: /s/ Lisa S. Gilarde
Name: Lisa S. Gilarde
Title: Vice President

Sworn and subscribed to before me, a notary public, this 20th day of December, 2017.

Notary Public: /s/ Juliet D. Relph
              Notary Public, Connecticut

My Commission Expires: Jan. 21, 2022

Exhibit A-3

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 for and on behalf of **Voya Retirement Insurance and Annuity Company and its Variable Annuity Account B and its Variable Annuity Account I**, that the undersigned is a Vice President of ReliaStar Life Insurance Company, and that all action by shareholders, Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of her knowledge, information and belief.

By: /s/ Lisa S. Gilarde
Name: Lisa S. Gilarde
Title: Vice President

Sworn and subscribed to before me, a notary public, this 20th day of December, 2017.

Notary Public: /s/ Juliet D. Relph
                Notary Public, Connecticut

My Commission Expires: Jan. 21, 2022

A-3

EXHIBIT B-1
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

UNANIMOUS WRITTEN ACTION OF THE
EXECUTIVE COMMITTEE OF THE
BOARD OF DIRECTORS IN LIEU OF A MEETING

The undersigned, being all of the members of the Executive Committee of ReliaStar Life Insurance Company of New York, a New York corporation (the "Company"), in lieu of a meeting of the Executive Committee of the Company (the "Executive Committee"), as permitted by Article X of the Company's Bylaws, do hereby adopt the resolutions set forth below and consent to the taking of the actions described in such resolutions, effective December 15, 2017, and such resolutions shall constitute resolutions and action duly adopted and taken by the Executive Committee of the Board of Directors, as permitted by Section 7 of Article IV of the Company's Bylaws.

Approve Authorization to Apply for Exemptive Order – Fund Substitution

WHEREAS, the Company offers, or has offered, variable annuity contracts through which investors can allocate their investment into one or more subcontracts of the supporting separate account, which subaccounts invest in underlying funds; and

WHEREAS, management has approved a proposal to substitute shares of "Existing Funds" for shares of "Replacement Funds", as more particularly described in the management memorandum attached hereto as Exhibit B, and such substitutions will permit the Company to significant assets into the "Replacement Funds", which have lower expenses than the "Existing Funds" and generally comparable overall historical investment performance.

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President or any Vice President of the Company, acting individually be, and each of them hereby is authorized, for and on behalf of the Company, to prepare, execute and file with the United States Securities and Exchange Commission in the name of the Company and its separate accounts such applications (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 as are necessary to implement a plan for (i) the substitution of shares of certain management investment companies currently used as variable funding options under variable annuity products issued by the Company and its Separate Account NY-B with shares of certain affiliated advised and registered management investment companies and (ii) the closing of certain other management investment companies.

This Written Action may be executed in any number of counterparts and each such counterpart shall be deemed an original.

/s/ Carolyn M. Johnson
_____
Carolyn M. Johnson, Chairman

/s/ C. Landon Cobb, Jr.
_____
C. Landon Cobb, Jr.

/s/ Chet Ragavan
Chetlur S. (Chet) Ragavan

/s/ Charles B. Updike
Charles B. Updike

/s/ Ross M. Weale
Ross M. Weale

EXHIBIT B-2
VOYA INSURANCE AND ANNUITY COMPANY

UNANIMOUS WRITTEN ACTION
OF THE BOARD OF DIRECTORS OF
VOYA INSURANCE AND ANNUITY COMPANY

The undersigned, being all of the members of the Board of Directors of Voya Insurance and Annuity Company, an Iowa corporation (the "Company"), in lieu of a meeting of the Board of Directors of the Company (the "Board"), as permitted by Iowa Code Section 490.821 and Article III, Section 11 of the Bylaws of the Company, do hereby consent to the adoption of the following resolutions, effective December 15, 2017, which shall have the same force and effect as a unanimous vote taken at a duly called and held meeting of the Board, and do hereby direct that this consent be filed with the minutes of the proceedings of the Board.

Approve Authorization to Apply for Exemptive Order – Fund Substitution

WHEREAS, the Company offers, or has offered, variable annuity contracts through which investors can allocate their investment into one or more subcontracts of the supporting separate account, which subaccounts invest in underlying funds; and

WHEREAS, management has approved a proposal to substitute shares of "Existing Funds" for shares of "Replacement Funds", as more particularly described in the management memorandum attached hereto as Exhibit J, and such substitutions will permit the Company to significant assets into the "Replacement Funds", which have lower expenses than the "Existing Funds" and generally comparable overall historical investment performance.

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President or any Vice President of the Company, acting individually be, and each of them hereby is authorized, for and on behalf of the Company, to prepare, execute and file with the United States Securities and Exchange Commission in the name of the Company and its separate accounts such applications (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 as are necessary to implement a plan for (i) the substitution of shares of certain management investment companies currently used as variable funding options under variable annuity products issued by the Company and its Separate Account B, Separate Account EQ, and Separate Account U with shares of certain affiliated advised and registered management investment companies, and (ii) the closing of certain other management investment companies.

This Written Action may be executed in any number of counterparts and each such counterpart shall be deemed an original.

/s/ Rodney O. Martin, Jr.
Rodney O. Martin, Jr.

/s/ Carolyn M. Johnson
Carolyn M. Johnson

/s/ Alain M. Karaoglan
Alain M. Karaoglan

/s/ Charles P. Nelson
Charles P. Nelson

/s/ Chet Ragavan
Chetlur S. (Chet) Ragavan

/s/ Michael S. Smith
Michael S. Smith

EXHIBIT B-3
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

UNANIMOUS WRITTEN ACTION
OF THE BOARD OF DIRECTORS OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

The undersigned, being all of the members of the Board of Directors of Voya Retirement Insurance and Annuity Company, a Connecticut corporation (the "Company"), in lieu of a meeting of the Board of Directors of the Company (the "Board"), as permitted by Section 33-749 of the Connecticut Business Corporation Act and Article III, Section 11 of the Company's Bylaws, do hereby adopt the following resolutions, effective December 15, 2017, which shall have the same force and effect as a unanimous vote taken at a duly called and held meeting of the Board, and do hereby direct that this consent be filed with the minutes of the proceedings of the Board of Directors.

Approve Authorization to Apply for Exemptive Order – Fund Substitution

WHEREAS, the Company offers, or has offered, variable annuity contracts through which investors can allocate their investment into one or more subcontracts of the supporting separate account, which subaccounts invest in underlying funds; and

WHEREAS, management has approved a proposal to substitute shares of "Existing Funds" for shares of "Replacement Funds", as more particularly described in the management memorandum attached hereto as Exhibit H, and such substitutions will permit the Company to significant assets into the "Replacement Funds", which have lower expenses than the "Existing Funds" and generally comparable overall historical investment performance.

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President or any Vice President of the Company, acting individually be, and each of them hereby is authorized, for and on behalf of the Company, to prepare, execute and file with the United States Securities and Exchange Commission in the name of the Company and its separate accounts such applications (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 as are necessary to implement a plan for (i) the substitution of shares of certain management investment companies currently used as variable funding options under variable annuity products issued by the Company and its Variable Annuity Account B and its Variable Annuity Account I with shares of certain affiliated advised and registered management investment companies, and (ii) the closing of certain other management investment companies.

This Written Action may be executed in any number of counterparts and each such counterpart shall be deemed an original.

/s/ Rodney O. Martin, Jr.
_____
Rodney O. Martin, Jr.

/s/ Carolyn M. Johnson
_____
Carolyn M. Johnson

/s/ Alain M. Karaoglan
_____
Alain M. Karaoglan

/s/ Charles P. Nelson

Charles P. Nelson

/s/ Chet Ragavan

Chetlur S. (Chet) Ragavan

/s/ Michael S. Smith

Michael S. Smith